                                                Filed Pursuant to Rule 424(b)(4)
                                                 Registration File No. 333-59823

                                2,200,000 UNITS

                            [AUDIOHIGHWAY.COM LOGO]
                      EACH UNIT CONSISTING OF ONE SHARE OF

               COMMON STOCK AND ONE COMMON STOCK PURCHASE WARRANT

    audiohighway.com (the "Company") hereby offers 2,200,000 units (the "Units"), each consisting of one share of Common Stock, no par value (the "Common Stock") and one warrant to purchase an additional share of Common Stock (the "Warrants"). The Units will separate upon issuance. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $9.75 per share, subject to certain adjustments. The Warrants are exercisable at any time, unless previously redeemed, until the fifth anniversary of the date of this Prospectus. The Company may redeem outstanding Warrants, in whole or in part, at any time upon 30 days' prior written notice to the registered holders thereof, at a price of $0.25 per Warrant, provided the closing bid price of the Common Stock has been at least $13.00 for 10 calendar days immediately preceding the date of notice of redemption. See "Description of Securities--Warrants."

    Prior to this offering, there has been no public market for the Units, Common Stock or Warrants (collectively, the "Securities"). The Common Stock and Warrants have been approved for quotation on the Nasdaq SmallCap Market under the symbols "AHWY" and "AHWYW," respectively. The Common Stock and Warrants will also trade on the Boston Stock Exchange under the symbols "AHY" and "AHYW," respectively. The initial public offering price of the Units has been determined by negotiation between the Company and Paulson Investment Company, Inc. (the "Representative") of the several underwriters (the "Underwriters"). See "Underwriting."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 7.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                            UNDERWRITING
                                                                            DISCOUNTS AND             PROCEEDS TO
                                                  PRICE TO PUBLIC          COMMISSIONS(1)             COMPANY(2)
Per Unit....................................           $6.50                  $0.47125                 $6.02875
Total(3)....................................        $14,300,000              $1,036,750               $13,263,250

(1) Excludes a nonaccountable expense allowance equal to 2% of the gross proceeds of this offering, payable to the Representative of the several Underwriters, and five-year warrants (the "Representative's Warrants") entitling the Representative to purchase up to 220,000 Units at an exercise price of $7.80 per Unit. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses payable by the Company, estimated at $769,125, including the Representative's nonaccountable expense allowance.

(3) The Company has granted the Representative a 45-day option to purchase up to 330,000 additional Units on the same terms as set forth above to cover over-allotments, if any (the "Over-allotment Option"). If the Representative exercises such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $16,445,000, $1,192,262.50 and $15,252,737.50, respectively. See "Underwriting."

    The Units offered by this Prospectus are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the right to reject any order in whole or in part and to certain other conditions. Delivery of the Units will be made on or about December 23, 1998.

                        PAULSON INVESTMENT COMPANY, INC.

                The Date of this Prospectus is December 17, 1998

Artwork for Inside Front Cover: The inside front cover of the Prospectus is divided roughly into three sections. The vertical section down the left margin includes a list of Book Categories and AudioCasts available for download and playback from the Company's Web site:

BOOK CATEGORIES                         KIDS CORNER                             AUDIOCASTS
  FICTION                               NON FICTION                               Ask Dr. Science
  Best Sellers                          Autobiography                             Cyber Sleuths
  Classics                              Business                                  Dialogue
  General                               Finance                                   Executive Viewpoints
  Humor                                 Music                                     New Dimensions Radio
  Mystery                               Religion & Spirituality                   Old Time Radio
  Poetry                                Science & Technology                      Professional Education
  Science Fiction                       Self-Help                                 Soundpoint
  Short Stories                         Sports                                    StarDate
                                                                                  YO! Radio

At the bottom of the left hand section, slightly to the right of the list, is the audiohighway.com logo.

    Description of LOGO: The audiohighway.com logo consists of the word "audiohighway.com" in white block letters inside a dark blue rectangular box, with a yellow sqiggly line subtly outlined in blue below the box, with the upper edges of the line slightly intersecting the box in three places along the length of the box.

The center section of the Inside Front Cover consists of six graphic renditions of screenprints from the Company's Web site, which cascade from left to right down the middle of the page, depicting the first screen image introducing six of the Web site's category channels. Included, from top to bottom, are screen images of the following: Audio Books, Reference, Music, Hot Picks, AudioCast and Audio News. Included on each screen are banner ads, sponsorships, the names and logos of other advertisers and, on the left side of each screen, materials available under the specific category. Prominently displayed toward the top of each screen are the banner ads, containing the names and logos of advertisers.

At the top of the right hand sector of the page is the heading, "A Rich Source of Audio Programming Downloaded to Your Computer." Below this heading, in two columns, are addition category content lists as follows:

Column No. 1:                           Column No. 2:                           REFERENCE TOPICS
  WEB-RADIO NEWS                          MUSIC CATEGORIES                          Automotive
    Associated Press                        Classical                               Career Tips
    CNET Radio                              Electronica                             Computers
    National Public Radio                   Jazz                                    Finance
    Newsweek on Air                         Knitting Factory                        Funerals
  24-HOUR SATELLITE NEWS                    Latin and Salsa                         Golf
    U.S. National                           New Age                                 Health
    U.S. Business                           Popular                                 Household
    Sports                                  Reggae                                  Kid's Activities
    Horoscopes                              Rhythm & Blues                          Insurance
    Entertainment                           Rock & Roll                             Legal
    Canadian News                           Unsigned Bands                          Parenting
                                            World Rhythms                           Personal Care
                                                                                    Pets
                                                                                    Real Estate
                                                                                    Sports Medicine
                                                                                    Wedding

    The Company intends to furnish its shareholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

    Audio Highway-TM-, audiohighway.com-TM-, AudioWiz-TM- and AudioCast-TM- are trademarks of the Company. All other tradenames and trademarks appearing in this Prospectus are the property of their respective holders.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK AND/OR WARRANTS, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE PROVIDES, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) A 1-FOR-3.837 REVERSE STOCK SPLIT OF THE OUTSTANDING COMMON STOCK, EFFECTED ON DECEMBER 11, 1998, (II) CONVERSION OF CERTAIN OUTSTANDING CONVERTIBLE PROMISSORY NOTES INTO AN AGGREGATE 137,489 SHARES OF COMMON STOCK; AND (III) NO EXERCISE OF THE OVER-ALLOTMENT OPTION, THE WARRANTS OR THE REPRESENTATIVE'S WARRANTS, CURRENTLY OUTSTANDING OPTIONS OR WARRANTS OR CONVERSION OF CERTAIN OUTSTANDING CONVERTIBLE DEBT. SEE "DESCRIPTION OF SECURITIES" AND "UNDERWRITING."

                                  THE COMPANY

    audiohighway.com, founded in June 1994, offers a proprietary information and entertainment service that enables its users to download and play back selected audio content from the Internet (the "AudioCast System"). By entering into licensing agreements with audio content providers such as National Public Radio ("NPR"), Penguin Books USA and Newsweek on Air, the Company has assembled a continually expanding digital library of over 3,500 titles, including timely news programs that are updated frequently, audio books, music and other forms of information and entertainment. This digital library can be accessed over the Internet at the Company's Web site, which was launched in November 1997. Once audio programming has been selected, the user can either listen in real time to "streaming" audio (in the case of certain content) or download and store the selection in digital form so it can be retrieved and enjoyed at any time or location the user finds convenient.

    The Company's AudioCast System consists of (i) proprietary client/server software developed by the Company that is specifically adapted to transmit audio data over the Internet, (ii) proprietary application software, known as AudioWiz, which is provided free of charge to the customer and which allows him or her to download and play back audio selections and (iii) a growing library of audio content that ranges from audio books to sports updates and music. The Company also makes available a palm-sized, portable digital player/recorder (the "ListenUp Player") to provide portability of audio content retrieved from the Company's Web site.

    In recent years, the Internet has become established as a principal medium for the transmission of textual and graphic data. Transmitting high quality audio data over the Internet presents a practical challenge because of the volume of data required to transmit audio. In general, audio available over the Internet has consisted of short samples, often of relatively poor quality. Through the use of the Company's proprietary client/server software, users can download from the Internet selected audio material of their choosing. By using the ListenUp Player or other audio playback devices equipped with the Company's proprietary software, the user can replay these selections at the time and place of his or her choice. The Company's client/server system also supports Microsoft Windows Media Player, an application program that permits a user to listen to certain audio programming in "real time," a process known as "streaming." Streaming audio is of somewhat lower quality than what is available on a downloaded basis and requires a continuous Internet connection with the source.

    To use the AudioCast System, a user must have a computer with an Internet connection and must have installed AudioWiz or Microsoft Windows Media Player. Either or both programs can be downloaded directly from the Company's Web site following easy-to-use, menu-driven commands. With AudioWiz or Microsoft Windows Media Player installed, the user obtains audio programs by connecting with the Company's Web site, where he or she can select from the current menu of program offerings. Relatively short programs can be downloaded in a few minutes. Larger programs require longer download times. Download time can be reduced or the process made more convenient through the use of high speed data connections, by scheduling downloads for an off-peak period, or in some cases, such as audio books, by downloading in segments. In most circumstances, the AudioWiz program will operate without interfering with other applications being used at the same time. Once downloaded, the content can be replayed on any audio-capable computer or other device incorporating AudioWiz software or uploaded to the ListenUp Player, which provides portability and allows the customer to replay the program at virtually any time or location.

    The AudioCast System is compatible with Windows 95 and later versions of Windows. During 1999, the Company expects to offer versions of its software that will be compatible with other operating systems, such as System 8 (Apple) and Windows CE used in palmtop computers, personal digital assistants ("PDAs") and other portable computer devices.

    Currently, the Company's audio content includes audio recordings of popular and classical books, self improvement courses, information and news services, magazines, music, sports updates, as well as various entertainment products such as audio movie reviews and product information from a variety of product areas. All of the content currently is offered to users free of charge and is supported in part by audio advertisements inserted in the audio programs themselves, graphical "banner" advertisements and channel sponsorships appearing on computer screens viewed from the Company's Web site. The Company also expects to provide "premium" audio content, including advertisement-free audio content, for a fee. The Company contracts for audio content with the creators or owners of the content on either a fixed monthly fee or a royalty basis.

    The Company's strategic objective is to be the leading provider of audio content over the Internet. The Company believes that there are a wide range of potential applications for its technology, including the consumer market that it currently addresses, as well as commercial markets, such as the dissemination of information in audio format by businesses to their employees or investors or audio-based promotional materials transmitted over the Internet. The Company also plans to implement electronic merchandising ("e-commerce") during the first quarter of 1999, thereby addressing the purchasing interests of an increasing number of consumers who are accustomed to buying products over the Internet. The Company expects to develop its consumer and commercial markets through direct promotions and by entering into cooperative relationships with other Internet companies that have large viewer bases but lack state-of-the-art technology for the dissemination of audio materials.

    The Company was incorporated in California in June 1994 under the name Information Highway Media Corporation. In 1998, the Company changed its name to audiohighway.com. References in this Prospectus to the "Company" refer to audiohighway.com. Its executive offices are located at 20600 Mariani Avenue, Cupertino California 95014 and its telephone number is (408) 255-5301. The Company's Web site is located at HTTP://WWW.AUDIOHIGHWAY.COM ("Web site"). Information contained in the Company's Web site is not to be deemed to be a part of this Prospectus.

                                  THE OFFERING

Securities Offered................  2,200,000 Units, each Unit consisting of one share of
                                    Common Stock and one Warrant to purchase one additional
                                    share of Common Stock. The Common Stock and Warrants
                                    will trade separately immediately after the offering.
                                    See "Description of Securities."

Warrants..........................  The Warrants will be exercisable at an exercise price of
                                    $9.75 at any time until they expire on the fifth
                                    anniversary of the date of this Prospectus. The Company
                                    may redeem the outstanding Warrants, in whole or in
                                    part, at any time upon at least 30 days' prior written
                                    notice to the registered holders thereof, at a price of
                                    $0.25 per Warrant, provided that the closing bid price
                                    of the Common Stock has been at least $13.00 for the 10
                                    calendar days immediately preceding the date of notice
                                    of redemption. See "Description of
                                    Securities--Warrants."

Common Stock Outstanding..........  1,036,044 shares of Common Stock as of November 30,
                                    1998(1); 3,373,533 shares of Common Stock after the
                                    offering(2)

Risk Factors......................  An investment in the Units involves a high degree of risk and should not be considered by investors who
                                    cannot afford to lose their entire investment. See "Risk
                                    Factors" for certain factors to be considered by
                                    potential investors.

Use of Proceeds...................  The net proceeds of the offering, estimated to be approximately $12,494,125, will be used to fund
                                    expansion of sales and marketing activities, ongoing
                                    research and development efforts, acquisition of capital
                                    equipment and Internet infrastructure, content
                                    acquisition and working capital and general corporate
                                    purposes. See "Use of Proceeds."

Nasdaq SmallCap Market Symbols....  Common Stock  AHWY
                                    Warrants       AHWYW

Boston Stock Exchange Symbols.....  Common Stock  AHY
                                    Warrants       AHYW

------------------------

(1) Excludes (i) up to 929,790 shares of Common Stock issuable upon exercise of outstanding options and warrants; and (ii) up to 415,038 shares of Common Stock issuable upon conversion of outstanding convertible debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Stock Option Plan" and "Description of Securities--Existing Warrants" and "--Convertible Promissory Notes."

(2) Includes 137,489 shares of Common Stock issuable upon conversion of certain outstanding convertible promissory notes, but excludes (i) up to 929,790 shares of Common Stock issuable upon exercise of outstanding options and warrants; and (ii) up to 277,549 shares of Common Stock issuable upon conversion of outstanding convertible debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Stock Option Plan," "Description of Securities--Existing Warrants" and "--Convertible Promissory Notes."

                         SUMMARY FINANCIAL INFORMATION

                                                                              YEAR ENDED        NINE MONTHS ENDED
                                                                             DECEMBER 31,         SEPTEMBER 30,
                                                                         --------------------  --------------------
                                                                           1996       1997       1997       1998
                                                                         ---------  ---------  ---------  ---------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................................................  $  --      $       4  $  --      $      87
Operating expenses:
  Cost of revenues.....................................................     --             35     --             57
  Marketing and sales..................................................        850      1,634        927      1,040
  Research and development.............................................        367        677        529        739
  General and administrative...........................................        287        157        195        491
                                                                         ---------  ---------  ---------  ---------
  Total expenses.......................................................      1,504      2,503      1,651      2,327
                                                                         ---------  ---------  ---------  ---------
Operating loss.........................................................     (1,504)    (2,499)    (1,651)    (2,240)
Interest expense.......................................................         77      1,292        973      1,095
                                                                         ---------  ---------  ---------  ---------
Net loss...............................................................  $  (1,581) $  (3,791) $  (2,624) $  (3,335)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Net loss per share (basic and diluted).................................  $   (2.10) $   (4.11) $   (2.87) $   (3.32)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Shares used in computing net loss per share(1).........................        752        923        915      1,006

                                                                                             SEPTEMBER 30, 1998
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(2)
                                                                                          ---------  --------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................  $     171   $     12,665
Working capital (deficit)...............................................................     (2,055)        11,499
Total assets............................................................................        732         13,226
Accumulated deficit.....................................................................     (9,985)       (10,525)
Shareholders equity (deficit)...........................................................     (2,685)        11,201

------------------------

(1) Based on an aggregate of 1,036,044 shares of Common Stock outstanding as of September 30, 1998. Excludes (i) 929,790 shares of Common Stock issuable upon exercise of outstanding options and warrants; and (ii) 415,038 shares of Common Stock issuable upon conversion of outstanding convertible debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management--Stock Option Plan" and "Description of Securities--Outstanding Warrants." See also Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing net loss per share.

(2) Adjusted (i) to give effect to the sale by the Company of 2,200,000 Units offered hereby, after deducting the underwriting discount and estimated offering expenses and the receipt of the net proceeds therefrom, and as adjusted to give pro forma effect to (ii) the conversion of $1,932,000 of outstanding convertible subordinated notes into 137,489 shares of Common Stock and (iii) a charge to retained earnings of $540,000, representing the unamortized value of the warrants and beneficial conversion feature of convertible subordinated notes issued by the Company. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Securities--Convertible Promissory Notes."

                                  RISK FACTORS

    AN INVESTMENT IN THE UNITS BEING OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE UNITS OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    COMPETITION. The Company will face intense competition in every aspect of its business, including competition for consumers of audio materials, advertisers, providers of audio materials and vendors of products. The business of providing data and other products using the Internet is currently experiencing explosive growth and is characterized by extremely rapid technological development, rapid changes in consumer habits and preferences, massive infusions of capital and the emergence of a large number of new and established companies with aspirations to control as much of the distribution process as possible. A relatively small number of these companies, including America Online and Yahoo!, currently control primary or secondary access of a significant percentage of all Internet users and therefore have a competitive advantage in marketing to those users. Other large and established companies, such as local and long distance telephone companies, cable companies, satellite programming providers and others have established relationships with large customer bases and are rapidly expanding into the provision of Internet services. Substantially all of these companies have financial, technological, promotional and other resources that are much greater than those available to the Company. Most, if not substantially all, of such providers could use or adapt their current technology, or could purchase technology, to provide a service directly competitive with the Company's AudioCast System. The Company's attractiveness to advertisers, content providers and vendors, and its ability to earn revenues, is directly related to the size and, to a lesser extent, the quality of the customer base for its services, which is, in turn, dependent on the size and quality of the product offerings the Company can make available to its customers. There is no assurance that the Company will be able to compete in its chosen market. See "Business--Competition."

    UNCERTAIN ACCEPTANCE OF THE INTERNET AS AN ADVERTISING MEDIUM. The market for Internet advertising has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants, although Internet advertising continues to be dominated by the larger Web sites. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The Company's ability to generate advertising revenue will depend on, among other factors, (i) the continued development of the Internet as an advertising medium, (ii) pricing of advertising on other Web sites, (iii) the amount of traffic on the Company's Web site, (iv) the Company's ability to achieve and demonstrate user demographic characteristics that are attractive to advertisers, (v) the development and expansion of the Company's advertising sales force and (vi) the establishment and maintenance of desirable advertising sales agency relationships. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not historically devoted a significant portion of their advertising expenditures to Web-based advertising. There is no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Web-based advertising or, if so persuaded, that they will find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and there is no assurance that such standards will develop sufficiently to enable Web-based advertising to become a significant advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers and upon growth in the commercial use of the

Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, the Company's business, results of operations and financial condition would be materially adversely affected.

    The Company's current arrangements with advertisers call for compensation based solely and directly on the number of "impressions" recorded as viewers call up the page on which the advertising is included or the number and duration of audio ads delivered with audio content. Therefore, the Company does not receive compensation simply for providing the advertising space. Accordingly, its revenues from banner advertising, channel sponsorships and audio ads are entirely dependent on the number of viewers accessing its Web site and the number of pages called up by such viewers or the volume of downloaded audio content. There is no assurance the Company will be able to attract a number of viewers sufficient to attain profitable operations. See "Business--Sales and Marketing."

    LIMITED OPERATING HISTORY; UNPREDICTABILITY OF FUTURE OPERATING RESULTS; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The Company has a limited operating history on which to base an evaluation of its business and prospects. Among other things, the Company has a limited history of providing audio content over the Internet, a minimal history of earning revenues of any kind and no history of charging fees for audio content or of selling products made by other vendors. Because of its limited operating history, the Company does not have historical financial data on which it or prospective investors can plan or base forecasts of revenues, earnings or capital requirements with any accuracy. Moreover, the long-term acceptance of Web-based advertising is as yet uncertain. Accordingly, there is no assurance that the Company's revenues will increase or even continue at their current level or that the Company will generate sufficient cash from operations in future periods. The Company currently intends to increase substantially its operating expenses in order to, among other things, (i) expand its distribution network capacity, (ii) fund increased sales and marketing activities, (iii) license additional content, (iv) develop and upgrade technology and (v) purchase equipment for its operations. The Company's expense levels are based, in part, on its expectations with regard to future revenues, and to a large extent, such expenses are fixed, particularly in the short term. To the extent the Company is unsuccessful in increasing its revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or may have to reduce its operating expenses, causing it to forego potential revenue generating activities, either of which could cause a material adverse effect upon the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include (i) the cost of acquiring and the availability of content, (ii) demand for Internet advertising, (iii) seasonal trends in advertising placements, (iv) the advertising cycles for, or the addition or loss of, individual advertisers, (v) the level of traffic on the Company's Web site, (vi) the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, (vii) price competition or pricing changes in Internet advertising, (viii) the level of and seasonal trends in the use of the Internet, (ix) technical difficulties or system downtime, (x) the introduction of new products or services by the Company or its competitors and
(xi) general economic conditions and economic conditions specific to the Internet, such as e-commerce and online media. Any one of these factors could cause the Company's revenues and operating results to vary significantly in the future. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could cause significant declines in the Company's quarterly operating results.

    DEPENDENCE ON ADVERTISERS. Virtually all of the Company's Web advertising revenues are and, for the foreseeable future, are expected to continue to be, derived from short-term contracts from a limited number of advertisers. Consequently, many of the Company's advertising customers can cease advertising on the Company's Web site quickly and without penalty, thereby increasing the Company's exposure to competitive pressures. There is no assurance that the Company's current advertisers will continue to purchase advertisements or that the Company will be able to secure new advertising contracts from existing or future customers at attractive rates or at all. Any failure of the Company to achieve sufficient advertising revenue could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's current inventory of available advertising "spots" is substantially greater than the advertising purchased to date and there is no assurance that the Company will be successful in its efforts to sell all or substantially all of its advertising inventory. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

    HISTORY OF LOSSES AND ANTICIPATION OF FUTURE LOSSES; ACCUMULATED
DEFICIT. The Company was incorporated in June 1994 to deliver free, personalized audio via the Internet and was in the development stage until the fourth quarter of 1997. The Company first recognized revenues in November 1997 and has recorded net losses each year and quarter since its inception. As of September 30, 1998, the Company had an accumulated deficit of approximately $9,985,000, is continuing to operate at a loss and has yet to generate significant operating revenues. The Company and its prospects must be considered in light of the early stage of development, particularly companies in new and rapidly evolving markets, including Internet content, electronic commerce ("e-commerce") and Internet advertising. To achieve and sustain profitability, the Company must, among other things, (i) provide diverse content of interest to Internet users, (ii) effectively develop new and maintain existing relationships with advertisers, advertising agencies and content providers, (iii) continue to develop and upgrade its technology and network infrastructure; (iv) respond to competitive developments, (v) successfully introduce enhancements to its existing products and services to address new technology standards and developments on the Internet, and (vi) attract, retain and motivate qualified personnel. The Company's operating results are also dependent on factors outside the control of the Company, such as the availability of desirable content. There is no assurance that the Company will be successful in addressing these risks and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. The Company expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. For these and other reasons, there is no assurance that the Company will ever achieve profitability or, if profitability is achieved, that it can be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    PRODUCT DEVELOPMENT AND TECHNOLOGICAL OBSOLESCENCE. The market for Internet information delivery is characterized by extensive research and development and rapid technological change, frequent new product introductions and technological innovation, resulting in short product life cycles and evolving industry standards. Development by others of new or improved products, processes or technology may render the Company's products and services less competitive or obsolete. The emerging character of these products and services and their rapid evolution will require the Company to effectively use leading technologies, continue to develop its technological expertise, enhance its current services and continue to improve the performance, features and reliability of its network infrastructure. Changes in network infrastructure, transmission and content delivery methods and underlying software platforms and the emergence of new technologies could dramatically change the structure and competitive dynamic of the market for the Company's products and services. There is no assurance that the Company will be successful in responding quickly, cost effectively and sufficiently to these or other such developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by the Company to modify or adapt its Web site and services. A failure by the Company to rapidly respond to technological developments could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business."

    DEPENDENCE ON CONTENT PROVIDERS; LICENSE FEES PAYABLE TO CONTENT
PROVIDERS. The Company's success depends in large part upon its ability to obtain rights to and deliver content of sufficient interest to users of the Internet. The Company does not create its own content. Rather, the Company relies on third party content providers, such as book publishers, news and financial information services and music publishers for the content it makes available to users visiting its Web site. The Company's ability to maintain its existing relationships with such content providers and to build new relationships with additional content providers is critical to the success of its business. Although many of the Company's agreements with third party content providers are for an initial term of one year, with automatic renewal unless cancelled, the content providers may choose to terminate such agreements prior to the expiration of their terms. The Company's inability to secure licenses from content providers or the termination of a significant number of content provider agreements would decrease the availability of content that the Company can offer users. This may result in decreased traffic on the Company's Web site and, as a result, decreased advertising revenue, which would have a material adverse effect on the Company's business, results of operations and financial condition. The Company's agreements with most of its content providers are nonexclusive, and many of the Company's competitors offer, or could offer, content that is similar to or the same as that obtained by the Company from such nonexclusive content providers. Some of the Company's potential competitors have established relationships and financial and other resources that could enable them to offer inducements to the Company's content providers or potential content providers to enter into exclusive relationships with them, thereby denying access to such content by the Company. Such direct competition could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition."

    License fees payable to content providers and other licensing agencies may increase as the Company continues to accumulate content and as competition for such content increases. There is no assurance that the Company's content providers and other licensing agencies will enter into prospective agreements with the Company on the same or similar terms as those currently in effect or on terms acceptable to the Company, if no agreement is in effect. If the Company is required to pay increased licensing fees, such increased payments could have a material adverse effect on the Company's business, results of operations and financial condition.

    MANAGEMENT OF GROWTH. The Company anticipates that significant expansion of its operations will be required in order to address potential market opportunities. The Company expects that it will need to increase its personnel significantly in the near future. The anticipated substantial growth is expected to place a significant strain on its managerial, operational and financial resources and systems. To manage its growth, the Company must implement, improve and effectively use its operational, management, marketing and financial systems and train and manage its employees. There is no assurance that the Company will be able to manage effectively the expansion of its operations or that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to manage effectively the Company's growth could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Dependence on Key Personnel; Need for Additional Personnel."

    RISK OF SYSTEM FAILURE, DELAYS AND INADEQUACY; SINGLE SITE. The performance, reliability and availability of the Company's Web site and network infrastructure are critical to its reputation and ability to attract and retain users, advertisers and content providers. The Company's network infrastructure is located at a single, leased facility in Cupertino, California. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, telecommunications failure, Internet breakdowns, break-ins and similar events. The Company does not presently have redundant facilities or a formal disaster recovery plan and carries only limited business interruption insurance to compensate it for losses that may occur as a result of system failure. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in the availability of content or an increase in response time could result in a loss of potential or existing users, advertisers or content providers and, if sustained or repeated, could reduce the attractiveness of the Company's Web site to such entities or individuals. In addition, because the Company's Web advertising revenues are directly related to the number of advertisements delivered by the Company to users, system interruptions that result in the unavailability of the Company's Web site or slower response times for users would reduce the number of advertisements delivered and reduce revenues.

    A sudden and significant increase in traffic on the Company's Web site could strain the capacity of the software, hardware and telecommunications systems deployed or used by the Company, which could lead to slower response times or system failures. The Company's operations also are, in part, dependent upon receipt of timely feeds from certain of its content providers, and any failure or delay in the transmission or receipt of such feeds, whether due to system failure of the Company, its content providers, satellites or otherwise, could disrupt the Company's operations. The Company is also dependent upon Web browsers, Internet Service Providers ("ISPs") and online service providers ("OSPs") to provide Internet users access to the Company's Web site. Users may experience difficulties accessing or using the Company's Web site due to system failures or delays unrelated to the Company's systems. These difficulties may result in intermittent interruption in programming. Any sustained failure or delay could reduce the attractiveness of the Company's Web site to users, advertisers and content providers. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--The audiohighway.com Web
Site: Content and Technology."

    SECURITY RISKS. Despite the implementation of security measures, the Company's networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. A person who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. The Company may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although the Company intends to continue to implement industry-standard security measures, there is no assurance that measures implemented by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing the Company's Web site, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--The audiohighway.com Web Site Architecture."

    NEED FOR ADDITIONAL FINANCING; UNCERTAINTY OF ACCESS TO CAPITAL. The Company may require additional capital to take full advantage of future growth opportunities, fund its ongoing research and development efforts and continue to upgrade its technology and network systems. The Company's future capital requirements will depend on many factors, including, among others, market acceptance of and demand for the Company's products and services, the acceptance by advertisers of the Company's business concept, the successful implementation and expansion of the e-commerce portion of its business, the costs of acquiring desirable content and the Company's ability to attract distribution partners. The Company has no current anticipated sources of funding beyond the proceeds from this offering. The Company currently believes that the proceeds of this offering will satisfy its capital requirements for at least the 12 months following this offering. However, there is no assurance that additional financing will not be required prior to that time. Moreover, there is no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. The Company may receive additional funds upon the exercise from time to time of the Warrants and other outstanding warrants and stock options, but there is no assurance that any holders of options or warrants will elect to exercise or that the amounts received will be sufficient for the Company's purposes. If additional funds are raised by issuing equity securities, further substantial dilution to existing shareholders, including purchasers of the Units offered hereby, may result. The inability of the Company to obtain financing on acceptable terms when needed would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET. Rapid growth in use of and interest in the Internet is a recent phenomenon and there is no assurance that acceptance and use of the Internet will continue to develop or that a sufficient base of users will emerge to support the Company's business. Because global commerce and on-line exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. Future revenues of the Company will depend largely on the widespread acceptance and use of the Internet as a source of multimedia information and entertainment and as a vehicle for commerce in goods and services. The Internet may not be accepted as a viable commercial medium for broadcasting multimedia content, if at all, for a number of reasons, including (i) potentially inadequate development of the necessary infrastructure, (ii) inadequate development of enabling technologies, (iii) lack of acceptance of the Internet as a medium for distributing content, (iv) inadequate commercial support for Web-based advertising and (v) the availability of competing data delivery systems, such as cable or satellite-based systems. To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there is no assurance that the Internet infrastructure will be able to support the demands placed upon it, specifically the demands of delivering high-quality audio content. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in unacceptable response times and could adversely affect use of the Internet generally and of the Company's Web site in particular. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support the growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business."

    DEPENDENCE UPON KEY PERSONNEL. The Company's success depends, to a significant extent, upon the continued involvement of Nathan Schulhof, the Company's President and Chief Executive Officer. The loss of Mr. Schulhof's services could have a material adverse effect on the business of the Company. The Company currently does not maintain "key person" life insurance on the lives of any officers or employees, nor does it have employment agreements with its key personnel. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical personnel and management. Competition for such personnel is intense and there is no assurance that the Company will be able to retain its key management and technical employees or that it will be able to attract or retain additional qualified technical personnel and management in the future. The inability to attract and retain the necessary technical personnel and management could have a material adverse effect upon the Company's business, result of operations and financial condition. See "Management."

    LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. The Company has filed several patent applications with respect to certain aspects of the AudioCast System, and two patents have issued. Although the Company does not believe that its existing patents provide a competitive advantage, there is no assurance that in the future, patent protection will not be of substantial importance to the Company's business and future prospects. There is no assurance that patents will be issued pursuant to the pending applications or that the patents that are issued will not be held invalid or unenforceable by a court having jurisdiction over a dispute challenging their validity. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

    The Company regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to its success, and the Company relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with its employees and with third parties to establish and protect its proprietary rights. There is no assurance that these steps will be adequate, that the Company will be able to secure trademark registrations for all of its marks in the United States or other countries or that third parties will not infringe upon or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. The Company does not own any registered copyrights protecting its products but claims common law copyrights in its software. There is no assurance that common law copyright will provide adequate protection for the Company's related intellectual property. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the content downloaded from the Company's Web site. In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.

    The Company has filed trademark applications with the U. S. Patent Office for several of its unregistered trademarks. The "ListenUp" trademark is licensed from ListenUp, Inc. The Company intends to pursue the registration of its trademarks based upon anticipated use internationally. There is no assurance that the Company will be able to secure adequate protection for these trademarks in foreign countries. In addition, there could be potential trademark or trademark infringement claims brought by owners of other registered trademarks or trademarks.

    There is no assurance that any particular aspect of the Company's technology will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such license, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed products or relating to current or future technologies, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all. See "Business--Patents, Trademarks and Proprietary Rights."

    There is also no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. See "--Liability for Internet Content" and "--Government Regulation."

    SINGLE SOURCE MANUFACTURING. Although the Company does not expect sales of the ListenUp Player to provide a substantial source of revenues, it does believe that the portability of its audio content will be considered an important or desirable feature by many users of its audio Web site. The Company does not manufacture the ListenUp Player and does not anticipate doing so in the future. Accordingly, its success will depend in part upon its ability to have its hardware product or products manufactured successfully in commercial volumes. Sycom Technologies, Inc. ("Sycom") has agreed to manufacture of the ListenUp Player for the Company through June 2001. While Sycom provides manufacturing capacity and expertise, there is no assurance that it will meet the Company's future demand for mass production on a timely basis. Inasmuch as the Company does not have a second manufacturing source, any failure of Sycom to meet the Company's requirements, as to quality, quantity or timing of delivery, may have a material adverse effect on the Company. See "Business--Manufacturing."

    GOVERNMENT REGULATION AND LEGAL UNCERTAINTY. Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth or expose the Company to significant liabilities associated with content available on its Web site. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There is no assurance that current or new laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, content, taxation, defamation and personal injury), will not expose the Company to significant liabilities, significantly slow Internet growth or otherwise cause a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Government Regulation."

    The Company currently does not intend to collect sales or other taxes with respect to the sale of services or products in states and countries where the Company believes it will not be required to do so. Some states and countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or countries that the Company should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Communications Decency Act of 1996 (the "CDA") was enacted in 1996. Although those sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, there is no assurance that similar laws will not be proposed and adopted. Although the Company does not currently distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined, and legislation similar to the CDA could subject the Company to potential liability, which in turn could have an adverse effect on the Company's business, financial condition and results of operations. Such laws could also damage the growth of the Internet generally and decrease the demand for the Company's products and services, which could adversely affect the Company's business, results of operations and financial condition.

    POTENTIAL LIABILITY FOR INTERNET CONTENT. As a distributor of Internet content, the Company faces potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that it makes available to Internet users. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. Although the Company maintains general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. In addition, although the Company generally requires its content providers to indemnify the Company for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on the Company's business, results of operations and financial condition.

    NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Company's Units, Common Stock or Warrants, and there is no assurance that an active public market for any of the Company's Securities will develop or be sustained after this offering. The initial public offering price was determined by negotiation between the Company and the Representative of the Underwriters. See "Underwriting."

    The trading price of the Company's Securities could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, announcements of technological innovations or new products by the Company or its competitors, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many technology and small capitalization companies. These broad market fluctuations may materially and adversely affect the market price of the Common Stock or the Warrants. Market valuations for companies offering Internet services have recently experienced substantial increases. Any significant decrease in the market valuation of such companies generally could cause a substantial decrease in the price of the Company's securities unrelated to its operating results.

    REDEMPTION OF WARRANTS. The outstanding Warrants will be subject to redemption at $0.25 per Warrant on 30 days' written notice, provided that the closing bid price of the Common Stock has been at least $13.00 for the 10 calendar days immediately preceding the date of notice of redemption. In the event the Company exercises the right to redeem the Warrants, a holder would be forced either to exercise the Warrants or accept the redemption price. See "Description of Securities--Warrants."

    CURRENT PROSPECTUS REQUIRED TO EXERCISE WARRANTS. Purchasers of Units will be able to exercise the Warrants included therein only if a current prospectus relating to the shares of Common Stock underlying such Warrants is then in effect. Although the Company has undertaken to use its best efforts to maintain a current registration statement covering the Warrants until they expire or are redeemed, there is no assurance that the Company will be able to do so. The value of the Warrants may be impaired if a current prospectus covering the Common Stock issuable upon exercise of the Warrants is not kept effective. See "Description of Securities--Warrants."

    IMMEDIATE SUBSTANTIAL DILUTION. Purchasers of the Units offered hereby will incur immediate and substantial dilution of approximately $3.18 per share, or approximately 49%, in the pro forma net tangible book value per share of the Common Stock from the initial public offering price. See "Dilution."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Following this offering, there will be 3,373,533 shares of Common Stock outstanding, of which the 2,200,000 shares offered hereby as a component of the Units will be freely tradable without restriction under the Securities Act, except for shares acquired in this offering by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The 1,173,533 shares of Common Stock outstanding prior to the offering are shares of Restricted Stock, are subject to lock-up agreements with the Representative and may not be sold or otherwise transferred until expiration of the one-year lock-up for directors, executive officers and principal shareholders (aggregating 419,506 shares) and the six month lock-up pertaining to the balance of the shares, unless sooner released by the Representative in its sole discretion. Upon expiration of the one-year lock-up agreements with the Representative, all such shares of Common Stock will become eligible for sale in the public market, subject to the provisions of Rule 144 or Rule 144(k). If the Representative releases the shares from the lock-up agreements early, a significant portion of the Restricted Stock will be available for sale immediately under either Rule 144 or Rule 144(k). In addition, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under its stock option plan. Upon filing of such registration statement, shares purchased upon exercise of options covered thereby will be freely tradable without restriction, except for shares acquired by affiliates. See "Shares Eligible For Future Sale."

    ANTI-TAKEOVER PROVISIONS. The Company is authorized to issue 5,000,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors in accordance with the Company's Articles of Incorporation and California law. Accordingly, the Board of Directors will be empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock and the Preferred Stock offered hereby. In the event of such issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Securities--Preferred Stock."

    BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS. The Company expects to use approximately $4,000,000 of the net proceeds of the offering for sales and marketing activities, approximately $2,000,000 each for product development and capital equipment acquisition and approximately $1,500,000 for content acquisition. The remaining net proceeds, estimated to be approximately $2,944,125, will be used for working capital and applied to general corporate purposes. The Company's management will have broad discretion to allocate the proceeds of this offering. The amounts actually expended for each use may vary significantly, depending on a number of factors, including the amount of future revenue growth, the amount of cash generated or used by the Company's operations and the progress of the Company's marketing efforts. See "Use of Proceeds."

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. Payment of any cash dividends will depend upon the results of operations, financial condition and capital expenditure plans of the Company, as well as such other factors as the Board of Directors, in its sole discretion, may consider relevant. However, the Company presently intends to retain any earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 2,200,000 Units offered hereby are estimated to be approximately $12,494,125, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and assuming no exercise of the Warrants.

    The Company intends to apply these net proceeds as follows:

                                                              APPROXIMATE AMOUNT    PERCENTAGE OF
                                                                OF NET PROCEEDS     NET PROCEEDS
                                                              -------------------  ---------------
Sales and Marketing.........................................     $   4,000,000               32%
Product Development.........................................         2,000,000               16
Acquisition of Capital Equipment(1).........................         2,000,000               16
Content Acquisition.........................................         1,500,000               12
Working Capital.............................................         2,944,125               24

------------------------

(1) The Company expects to expend a portion of the net proceeds for capital expenditures consisting primarily of additions to the Company's networking and computer infrastructure.

    The Company believes the net proceeds of this offering will be sufficient to fund its plan of operations for at least the next twelve months.

    The above allocations represent the Company's best estimate based upon its current plans. The amounts actually expended by the Company on any particular use of proceeds may vary significantly depending on a number of factors, including future revenue growth, the cash generated or used by the Company's operations and the progress of the Company's marketing efforts. The Company reserves the right to reallocate the net proceeds of this offering among the various categories set forth above as it, in its sole discretion, deems necessary or advisable.

    Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at September 30, 1998 (i) on an actual basis, (ii) with pro forma changes to reflect conversion of certain convertible securities and (iii) as adjusted to give effect to the sale by the Company of the 2,200,000 Units and the receipt of the net proceeds therefrom. This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus:

                                                                                      SEPTEMBER 30, 1998
                                                                             -------------------------------------
                                                                              ACTUAL    PRO FORMA(2)   AS ADJUSTED
                                                                             ---------  -------------  -----------
                                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Long term debt.............................................................  $   1,942   $       550    $     550
Shareholder's equity (deficit):
  Preferred stock, no par value: 5,000,000 shares authorized; none outstanding actual, pro forma or as adjusted no shares outstanding
    actual or as adjusted..................................................     --           --            --
  Common stock, no par value: 50,000,000 shares authorized; 1,036,044 shares issued and outstanding, actual(1); 1,173,533 issued and outstanding pro forma(1)(2); 3,373,533 shares issued and
    outstanding(3), as adjusted............................................      3,137         5,069       17,653
Additional paid in capital.................................................      4,163         4,163        4,163
Accumulated deficit........................................................     (9,985)      (10,525)     (10,525)
                                                                             ---------  -------------  -----------
  Total shareholders' equity (deficit).....................................     (2,685)       (1,293)      11,201
                                                                             ---------  -------------  -----------
    Total capitalization...................................................  $    (743)  $      (743)   $  11,751
                                                                             ---------  -------------  -----------
                                                                             ---------  -------------  -----------

------------------------

(1) Excludes 1,344,828 shares of Common Stock reserved for issuance upon conversion of all currently outstanding convertible promissory notes and upon exercise of all currently outstanding options and warrants. See "Management--Stock Option Plan," "Description of Securities--Convertible Promissory Notes" and "--Warrants."

(2) Gives effect to the conversion of $1,932,000 outstanding of convertible subordinated notes into 137,489 shares of Common Stock and a charge to retained earnings of $540,000, representing the unamortized value of the warrants and beneficial conversion feature of convertible subordinated notes issued by the Company.

(3) Excludes an aggregate of 1,207,339 shares of Common Stock reserved for (i) issuance upon conversion of certain outstanding convertible promissory notes into 277,549 shares, and (ii) upon exercise of all outstanding options and warrants into an aggregate of 929,790 shares. See "Management--Stock Option Plan," "Description of Securities--Convertible Promissory Notes" and "--Warrants."

                                    DILUTION

    The difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share of Common Stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding.

    At September 30, 1998, the net tangible book deficit of the Company was ($2,685,000), or ($2.59) per share of Common Stock. After giving effect to the Pro Forma Adjustments (see footnote 2 of "Capitalization"), the pro forma net tangible book deficit of the Company at September 30, 1998 would have been $(1,293,000) or $(1.10) per share. After also giving effect to the sale by the Company of the Units offered hereby, and the receipt of the estimated net proceeds therefrom, assuming an initial public offering price of $6.00 (after deducting the underwriting discount and the estimated offering expenses and attributing no portion of the value of the Unit to the Warrant), the pro forma net tangible book value of the Company as of September 30, 1998 would have been $11,201,000 or $3.32 per share of Common Stock. This represents an immediate increase in the net tangible book value of $4.42 per share to existing shareholders and an immediate dilution in net tangible book value of $3.18 per share to the purchasers of the Units in the offering.

    The following table illustrates the per share dilution to purchasers of the
Units:

Assumed initial public offering price...............................             $    6.50
  Net tangible book deficit per share...............................  $   (2.59)
  Increase per share attributable to Pro Forma Adjustments..........       1.49
                                                                      ---------
  Pro forma net tangible book deficit before offering...............      (1.10)
  Increase attributable to new investors............................  $    4.42
                                                                      ---------
Adjusted net tangible book value after offering.....................                  3.32
                                                                                 ---------
Dilution per share to new investors.................................             $    3.18
                                                                                 ---------
                                                                                 ---------
Dilution as a percentage of offering price..........................                    49%

    The following table sets forth on a pro forma basis as of September 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share (i) paid by the existing shareholders and (ii) paid by the purchasers of the Units in this offering, assuming the sale of 2,200,000 Units, before deduction of underwriting discounts and other estimated offering expenses payable by the Company and ascribing no portion of the value of a Unit to the Warrant. The calculation in this table with respect to shares of Common Stock to be purchased by new investors in this offering excludes shares of Common Stock issuable upon exercise of the Warrants.

                                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                                    -----------------------  -------------------------  AVERAGE PRICE
                                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                                    ----------  -----------  ------------  -----------  -------------
Existing Shareholders.............................   1,173,533        34.8%  $  5,069,000        26.2%    $    4.32
New Investors.....................................   2,200,000        65.2     14,300,000        73.8     $    6.50
                                                    ----------       -----   ------------       -----
    Total.........................................   3,373,533       100.0%  $ 19,369,000       100.0%
                                                    ----------       -----   ------------       -----
                                                    ----------       -----   ------------       -----

    The foregoing table assumes conversion of certain outstanding convertible notes into an aggregate of 137,489 shares of Common Stock but no exercise of the Over-allotment Option, outstanding options or warrants, the Warrants or the Representative's Warrants or certain other convertible promissory notes. At September 30, 1998, there were convertible promissory notes, options and warrants outstanding to purchase up to an aggregate of 1,344,828 shares of Common Stock at exercise or conversion prices ranging from $1.92 to $14.39. See "Management--Stock Option Plan," "Description of Securities--Existing Warrants," "--Convertible Promissory Notes" and the Notes to Financial Statements. To the extent that these options and warrants are exercised, or the convertible notes are converted, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The following selected statement of operations data for the years ended December 31, 1996 and 1997 and the selected balance sheet data at December 31, 1997 have been derived from, and are qualified by reference to, the Company's financial statements included elsewhere in this Prospectus, which have been audited by Grant Thornton LLP, independent auditors. The selected statements of operations data for the nine month periods ended September 30, 1997 and 1998 and the selected balance sheet data at September 30, 1998 have been derived from the Company's unaudited financial statements included elsewhere in this Prospectus. In the opinion of management of the Company, such unaudited financial statements have been prepared on a basis consistent with the audited financial information and include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for these periods and as of such dates. The selected financial data provided below for the nine months ended September 30, 1998 are not necessarily indicative of the future results of operations or financial performance of the Company. The data set forth below should be read in conjunction with the financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this Prospectus.

                                                                                                   NINE MONTHS ENDED
                                                                            YEAR ENDED DECEMBER
                                                                                    31,              SEPTEMBER 30,
                                                                            --------------------  --------------------
                                                                              1996       1997       1997       1998
                                                                            ---------  ---------  ---------  ---------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................................................  $  --      $       4  $  --      $      87
Operating expenses:
  Cost of revenues........................................................     --             35     --             57
  Marketing and sales.....................................................        850      1,634        927      1,040
  Research and development................................................        367        677        529        739
  General and administrative..............................................        287        157        195        491
                                                                            ---------  ---------  ---------  ---------
    Total expenses........................................................      1,504      2,503      1,651      2,327
                                                                            ---------  ---------  ---------  ---------
Operating loss............................................................     (1,504)    (2,499)    (1,651)    (2,240)
Interest expense..........................................................         77      1,292        973      1,095
                                                                            ---------  ---------  ---------  ---------
Net loss..................................................................  $  (1,581) $  (3,791) $  (2,624) $  (3,335)
                                                                            ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------
Net loss per share (basic and diluted)....................................  $   (2.10) $   (4.11) $   (2.87) $   (3.32)
                                                                            ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------
Shares used in computing net loss per share(1)............................        752        923        915      1,006

                                                                             DECEMBER 31, 1997  SEPTEMBER 30, 1998
                                                                             -----------------  -------------------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................................      $       5           $     171
Working capital (deficit)..................................................         (1,741)             (2,055)
Total assets...............................................................            428                 732
Accumulated deficit........................................................         (6,650)             (9,985)
Shareholders equity (deficit)..............................................         (2,445)             (2,685)

--------------------------

(1) Based on an aggregate of 1,036,044 shares of Common Stock outstanding as of September 30, 1998. Excludes (i) 929,790 shares of Common Stock issuable upon exercise of outstanding options and warrants; and (ii) 415,038 shares of Common Stock issuable upon conversion of outstanding convertible debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management--Stock Option Plan" and "Description of Securities--Outstanding Warrants." See also Note 1 of Notes to Financial Statements for an explanation of determination of the number of shares used in computing net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition for the two fiscal years ended December 31, 1996 and 1997 and the nine month periods ended September 30, 1997 and 1998. The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The following discussion contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

GENERAL

    The Company offers a proprietary information and entertainment service that enables its users to download and play back selected audio content from the Internet (the "AudioCast System"). The AudioCast System consists of (i) proprietary client/server software developed by the Company that is specifically adapted to transmit audio data over the Internet, (ii) proprietary application software, known as AudioWiz, which is provided free of charge to the customer and which allows him or her to download and play back audio selections and (iii) a growing library of audio content that ranges from audio books to sports updates and music. The Company also makes available a palm-sized, portable digital player/ recorder (the "ListenUp Player") to provide portability of audio content retrieved from the Company's Web site.

    The Company believes that what differentiates the AudioCast System from other Internet-based information services is its focus on audio content versus text, the downloading of audio content as digital files available for later use and its emphasis on portability. The Company's system provides users with a simple, easy to use method of selecting a diverse range of audio content from a single Web site and the ability to listen to such programming in almost any environment.

    During the period from the Company's inception in June 1994 through December 31, 1996, the Company had no revenues and its operating activities related primarily to the research and development efforts and initial planning and development of the Company's Web site and operations. During 1997, the Company generated minimal revenues from Web-based advertising, and the Company's operating activities related to the continued development of its proprietary software, building market awareness and the launch and continued enhancement of its Web site. Throughout the Company's existence, it has expended significant resources in the research and development of its technology and the aggregation of content by obtaining Internet broadcasting rights to audio programming.

    The Company's revenues are derived principally from the sale of audio commercials included in its downloaded or streamed audio programming, channel sponsorships and banner advertisements, all on short-term contracts. Advertising revenues are recognized in the period in which the advertisement is delivered, provided that collection of the resulting receivable is probable. For each hour of downloaded content, the Company can distribute up to six minutes of audio commercials. The audio selections, which include audio advertisements, are free of charge to the user. In the future, the Company anticipates that it may generate additional revenue streams through ad-free program charges and charges for premium content, hardware sales of the ListenUp Player, e-commerce, licensing and Intranet sales. However, the extent and timing of developing such additional revenue sources is not currently known, and there is no assurance that the Company will in fact generate revenues from all or any of these potential sources at any time in the future.

    The amount of revenue that the Company can generate is directly related to a number of factors, including the volume of advertisers, the rates charged for the various types of advertising, the number of users who visit the Company's Web site and the amount of audio content downloaded or streamed. To date, the Company has generated a minimal amount of advertising revenue, in part due to excess advertisement "inventory" resulting from the fact the Company has attracted more customers than advertisements to match with its audio content. The Company expects to use a significant portion of the net proceeds of this offering for sales and marketing and thereby expects to rapidly expand its advertising inventory. There is no assurance, however, that the Company will successfully increase revenues or achieve profitability.

    The Company has signed agreements with major media companies to provide a wide selection of audio content such as news, books, self improvement programs, magazine articles, radio and television programs and movie reviews. The Company stores audio content on its Web site and is continually adding content to its audio library. The cost of this content to the Company is, for the most part, directly proportional to the duration of downloaded content. Certain of the content is purchased on a flat fee basis.

    The Company has incurred significant losses since its inception. As of September 30, 1998, the Company had an accumulated deficit of approximately $9,985,000 and is continuing to operate at a loss. The Company believes that its success will depend largely on its ability to attract users to its Web site, obtain advertising contracts and secure additional audio content of interest to users. Accordingly, the Company intends to invest heavily in sales and marketing, content acquisition and continued research and development efforts.

    In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its revenues and operating results, including its gross profit margin and operating expenses as a percentage of total net revenues, are not necessarily meaningful and should not be relied upon as indications of future performance.

PLAN OF OPERATIONS

    The Company intends to use the net proceeds of this offering to expand and improve its AudioCast System. The Company expects expenditures to increase very substantially across all expense categories as it seeks to increase its advertising inventory, expand its digital audio content library and upgrade its Web site following the offering. The Company expects the most significant expense increases will occur in sales and marketing and research and development.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH NINE MONTHS ENDED
     SEPTEMBER 30, 1997

    Net revenues were $87,000 for the first nine months of 1998, while the Company recognized no revenues for the same period in 1997. The Company launched its Web site and began generating revenues in November 1997.

    Cost of revenues was $57,000 for the first nine months of 1998. This primarily represents licensing costs of content distributed on the Company's Web site. Since there were no revenues recognized in the first nine months of 1997, there was no cost of revenues in that period.

    Selling and marketing expenses were $1,040,000 for the first nine months of 1998, up 12% from selling and marketing expenses of $927,000 for the same period in 1997. The Company expects selling and marketing expenses to increase substantially in future periods as the Company secures the financial resources from this offering to grow its business.

    Research and development expenses were $739,000 for the first nine months of 1998, up 40% from $529,000 for the same period in 1997. This increase was primarily the result of increased staffing and use of consulting engineers. The Company employs outside consulting engineers to facilitate a portion of its development effort.

    General and administrative expenses ("G&A") were $491,000 for the first nine months of 1998, compared to G&A expenses of $195,000 for the same period in 1997. This 152% increase was primarily the result of increased costs in rent, legal fees and consulting fees. The Company also expanded into new office space (8,000 square feet) in December 1997 to accommodate increased staffing.

    The operating loss was $2,240,000 for the first nine months of 1998 compared to an operating loss for the same period of 1997 of $1,651,000, an increase of approximately 36%. As noted above, the increased loss was primarily the result of increased expenses for rent, legal fees, advertising, marketing, engineering and product development.

    Interest expense increased approximately 13% to $1,095,000 during the first nine months of 1998 from $973,000 in the same period in 1997. This was primarily the result of amortizing the fair value attributed to warrants issued in connection with the outstanding debt over the life of the related debt and the amortization of beneficial conversion features of certain convertible debt over the expected conversion period. Amortization for the first nine months of 1997 was $866,000 compared to $953,000 for the comparable period in 1998. In the nine months ended September 30, 1998, the Company recorded interest expense of $369,000 related to the amortization of beneficial conversion features of convertible notes.

    As a result of the factors described above, for the first nine months of 1998 the Company incurred a net loss of $3,335,000 compared to a net loss of $2,624,000 for the same period in 1997.

    The fair value of warrants issued in connection with debt is being amortized as interest expense over the contractual life of the related debt and the amortization of beneficial conversion features of certain convertible debt over the expected conversion period. In the quarter in which this offering is completed, the unamortized amounts, estimated at $540,000, will be recorded as charges to operations for debt restructuring (as an extraordinary item and additional interest expense) and will be reflected in the Company's statement of operations for that period. These charges are likely to have a material effect on the Company's reported earnings for that quarter, and as a result the Company expects to have a significant net loss for the quarter in which the offering occurs.

    YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

    The Company's financial results in the years ended December 31, 1997 and 1996 were significantly affected by the amount of capital raised during the respective periods. Since inception, the Company has funded its development primarily through the sale of equity and debt securities. Capital constraints have, on occasion, resulted in some delay of product development and of the launching of the Company's Web site.

    Net revenues for the year ended December 31, 1997 were $4,000. There were no net revenues for the period ending December 31, 1996. The Company's business model is primarily based on generating revenues from the sale of adverting and on electronic commerce. During the last two months of 1997, the Company launched its Internet Web site and began to generate advertising revenues.

    Cost of revenues in 1997 was $35,000. Because the Company had not yet begun generating revenues during 1996, there was no cost of sales in the prior year. The increase in the cost of revenues was due to the launch of the Company's Web site in November 1997 and content acquisition costs.

    Selling and marketing expenses in 1997 increased $784,000, or 92%, to $1,634,000 from $850,000 in 1996. This increased was due to an aggressive advertising campaign designed to promote the launch of the Company's new Web site in November 1997. The advertising campaign included exposure on radio and television, Internet distribution sites and Internet "direct" e-mail. Selling and marketing expenses in 1997 also included increased travel, entertainment and marketing expenses related to trade shows and conferences that were designed to gain exposure and promote the Company's Web site and proprietary technology.

    Research and development expenses in 1997 increased $310,000, or 85%, to $677,000 from $367,000 in 1996. The increase reflected an increase in research and development personnel. The Company also has employed outside engineering consultants to facilitate a portion of its development effort, and in 1997, more extensively used consultants than it had in 1996. During 1997, the Company completed development of its Web site and its AudioWiz proprietary software. However, in order to remain competitive in this rapidly evolving market, the Company expects to have to continue to expend considerable sums on research and development, and the Company has allocated a portion of the net proceeds of this offering to that purpose.

    General and administrative expenses in 1997 decreased $130,000, or 45%, to $157,000 from $287,000 in 1996. The decrease reflected a decrease in administrative personnel as well as the implementation of a cost control program, which was put into place during the second quarter of 1997.

    Based on the foregoing, the net loss from operations in 1997 increased $995,000, or 66%, to $2,499,000 from $1,504,000 in 1996. As described above, this was primarily the result of increased expenditures to expand research and development combined with sales and marketing expenses related to the introduction of the Company's Web site.

    Interest expense was $1,292,000 in 1997 compared to $77,000 in 1996. The increase reflects increased debt financing and the amortization in 1997 of $1,009,000 representing the fair value of warrants issued in connection with debt.

    The resulting net loss in 1997 was $3,791,000 compared to a loss of $1,581,000 in 1996. The Company expects to continue generating losses until at least the fourth quarter of 1999. However, there is no assurance that the Company will become profitable on this schedule or at any time thereafter.

    The Company has no current tax liability, and management has determined that the realization of its deferred tax assets is not probable. As such, the Company has provided a full valuation allowance against its deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations since inception almost entirely from the sale of equity and debt securities, supplemented with a bank line of credit. As of September 30, 1998, the Company had cash and cash equivalents of $171,000 and a working capital deficit of $2,022,000. The Company currently is financing its daily operations primarily through debt financing.

    The Company has issued subordinated convertible promissory notes (the "Notes") of which $2,973,000 in principal were outstanding at September 30, 1998. The Notes, which bear interest at 10%, are convertible into Common Stock at rates ranging from $3.00 to $14.39 per share. During 1998, the Company converted $729,000 of Notes and accrued interest of $60,000 into 85,219 shares of Common Stock. The remaining Notes are all due on or before March 31, 2000. As of December 31, 1997, officers and directors of the Company purchased $130,000 of the Notes, all of which were converted as described above prior to September 30, 1998. Notes in the principal amount of $1,932,000 will convert into an aggregate of 137,489 shares of Common Stock concurrently with the closing of this offering and such conversion is reflected in the pro forma adjustments described elsewhere in this Prospectus.

    The Company has also issued subordinated notes payable in the principal amount of $963,000 to private investors, of which $100,000 is convertible into Common Stock at $3.84 per share. These notes are subordinated to all other indebtedness, require no payments until maturity, bear interest at rates ranging from 8% to 12% per annum and are due by July 31, 1999.

    The Company could face potential liability for securities law violations with respect to the offers and sales, in August and September 1998, of an aggregate of $620,000 of the subordinated notes payable referred to above and the 77,000 warrants which were issued in connection therewith. After the Company filed its registration statement with respect to this offering and before the offering was completed, the Company offered and sold these securities in unregistered transactions. A total of seven sophisticated, accredited investors purchased the notes and warrants in two transactions. Of the notes, $420,000 bear interest at 10% and are due March 1, 1999 and the remainder are 8% notes, due March 15, 1999. The Company believes that it had valid exemptions from the registration requirements of the Securities Act for these transactions. However, there is a possibility that the Company could be found liable for offering and selling securities in transactions that were neither registered nor exempt from the registration requirements of the Securities Act and applicable state securities laws. If one or more of the investors were to pursue his legal remedies, the Company could be required to repay all or a portion of the principal amount of the notes, with interest thereon, or damages according to proof, in the event the investor no longer owns the securities. However, the Company does not believe that its potential exposure would, in any event, be greater than the amount it is obligated and prepared to pay to these investors in March 1999 pursuant to the terms of the subordinated notes. The Company does not believe that its actions in selling these securities will give rise to actual liability that will have a material adverse effect on the Company or its operations.

    The Company believes the net proceeds of this offering will be sufficient to fund its operations for at least the next 12 months and that, during that period, it will not be necessary for the Company to raise additional funds to meet the expenditures required for operating its business. The proceeds of this offering, together with the bank line of credit, are the only sources of capital currently available to the Company, other than existing cash and cash equivalents.

    The Company will make significant ongoing investments in research and development for future generation products and services. It also expects to have significant expenditures in sales and marketing and further content acquisition in order to attract customers to its Web site. There is no assurance that the Company's analysis of its capital requirements will be accurate, particularly in light of the fact that it is entering a new business in a new market.

    The Company's future expenditures and capital requirements will depend on a number of factors including the development and implementation of next generation technologies, technological developments on the Internet and the regulatory and competitive environment for Internet based products and services.

NET OPERATING LOSS CARRYFORWARDS

    At December 31, 1997, the Company fully provided against its deferred tax assets. The Company believes sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance is required. At December 31, 1997, the Company had approximately $6,250,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards will expire beginning in 2009. Additionally, the Company has approximately $3,125,000 of California net operating loss carryforwards for tax reporting purposes which will expire beginning in 1999.

    The Tax Reform Act of 1986 imposes limitations on the use of net operating loss carryforwards if certain stock ownership changes have occurred or could occur in the future. The sale of the Units offered hereby constitutes such a change in ownership.

YEAR 2000 COMPLIANCE

    There are issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000 problem" is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company has evaluated its current systems, purchased necessary upgrades and believes that its current hardware and software is Year 2000 compliant. Similarly, the Company believes that the products and services it offers to its customers are not affected by the Year 2000 problem. The Company has evaluated the potential impact on it of a Year 2000 problem on the part of its important third party vendors and has found none. The Company plans to continue to evaluate its systems and those of its important vendors in an effort to minimize the effects of a Year 2000 problem. The Company does not anticipate that the Year 2000 problem will have a material impact on its business or operations.

                                    BUSINESS

    The Company is an Internet-based information and entertainment company which, through its AudioCast System, uses the capabilities of the World Wide Web (the "Web") to deliver audio content. By entering into licensing agreements with audio content providers such as National Public Radio ("NPR"), Penguin Books USA and Newsweek on Air, the Company has assembled a continually expanding digital library of over 3,500 titles, including timely news programs that are updated frequently, audio books, music and other forms of information and entertainment. Once a consumer has selected audio programming, he or she can either listen in real time to "streaming" audio (in the case of certain content) or download and store the program in digital form so it can be retrieved and enjoyed at any time or location the user finds convenient. This digital library can be accessed over the Internet at the Company's Web site. The AudioCast System was awarded the "INNOVATIONS '97 DESIGN & ENGINEERING SHOWCASE AWARD" at the 1997 Consumer Electronics Show, the "PEOPLE'S CHOICE AWARD" at the 1998 Internet Showcase sponsored by Upside Magazine and, in June 1998, CommerceNet's "NEW INNOVATOR AWARD."

    To access the Company's digital library, a user simply visits the Company's Web site located at HTTP://WWW.AUDIOHIGHWAY.COM, registers using his or her name and e-mail address, then downloads and installs the Company's proprietary AudioWiz software. Once on-line, the user may select any audio content of his or her choice from the Company's audio content library. Certain of the user's selections can be streamed in "real time" over the Internet, using Microsoft Windows Media Player, which is available for free download on the Company's Web site. Even more content selections are available for download to the user's personal computer ("PC") memory.

    Substantially all of the audio content provided by the Company is available to users from other sources. Recorded music and audio books are available through many retail outlets. Current audio programming, such as news and market data, are available on radio and from a variety of data sources. The advantage of the Company's AudioCast System is that it allows the user to select precisely the content he or she wishes to hear, to download it directly from the Internet to a home or office computer at any time and to play it back at any convenient time. For example, a user can download market or other business information at any time and can play it back during a commute to work or other automobile travel when it would be impractical to view a video presentation of the same information.

    If the user has purchased the Company's proprietary ListenUp Player, a hand-held device containing solid state digital memory, the downloaded audio selections of the user's choice can be uploaded from his or her PC to the ListenUp Player and stored for future playback. The Company's ListenUp Player, which can be purchased from the Company's Web site, is a solid state portable audio device that adds portability to the AudioCast System, allowing users to choose and store a wide variety of audio programming for listening while commuting, exercising, doing housework or in virtually any other setting, typically by use of headphones or over the car stereo using a cassette adapter. The Company has entered into a strategic alliance with Diamond Multimedia Systems, Inc. ("Diamond") whereby Diamond will facilitate the interface of Diamond's Rio Player with audiohighway.com's AudioWiz software. The alliance will ultimately allow users of Diamond's Rio Player to download audio content from the audiohighway.com Web site and to play back that content on the Rio Player. The Company is currently working with a number of other third party manufacturers of portable devices to interface their hardware with the Company's AudioWiz software and Web site. As new generations of palmtops and other handheld devices from various manufacturers add audio capability, the Company's technology will enable users to upload audio programming to these other compatible digital listening devices as well.

    Listeners can visit the Company's Web site as often as they like and download free audio content supported by the sponsorship of the Company's advertisers. Because of the increasing acceptance of Internet commerce, the Company believes that many consumers will be willing to purchase training seminars or other premium audio content that is not offered on the advertising-supported portion of the Web site and that still others will be willing to pay to receive non-premium audio content on an advertising-free basis. To accommodate this market, the Company currently plans to begin selling audio content to consumers on its Web site during the first quarter of 1999. This will be accomplished by delivering either a physical copy of the content, such as a CD, to the customer or by delivering the content digitally, over the Internet, directly to the listener's computer. However, there is no assurance that the timing of the availability of premium content and advertisement-free content on the Company's Web site will not be delayed for business or other reasons.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET. The Internet has grown rapidly in recent years, spurred by developments such as easy-to-use Web browsers, the availability of multimedia PCs, the adoption of more robust network architectures and the emergence of quality Web-based content and commercial applications. The broad acceptance of the Internet Protocol ("IP") standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow users to access the Internet and intranets. e-land estimates that the number of Web users worldwide will increase from approximately 36 million at the end of 1997 to approximately 142 million by the end of 2002. This represents an average annual growth rate of 79%. The following graph illustrates historic and projected use of the Internet.

                            GROWTH IN INTERNET USERS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

MILLIONS OF USERS
Year               United States    Worldwide
1996                        12.5           19
1997                          24           36
1998                          33           67
1999                          39           92
2000                          51          106
2001                          58          127
2002                          64          142
Source: e-land

    Much of the Internet's rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and qualitatively improved users' on-line experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive and multimedia content. Prior to the development of streaming media technologies, users could not play back audio and video clips until the content was downloaded in its entirety. As a result, live Internet broadcasts were not possible. The development of streaming media products from companies such as Microsoft and RealNetworks enables the simultaneous transmission and playback of continuous "streams" of audio and video content over the Internet and intranets. These technologies have evolved to deliver audio and video over widely used 28.8 kbps narrow bandwidth modems, yet can scale in quality to take advantage of higher speed access that is expected to be provided by xDSL, cable modems and other emerging broadband technologies.

    THE INTERNET AS A NEW MEDIUM FOR ADVERTISING. The rapidly increasing number of Web users and ubiquitous access to the Internet, both in the United States and internationally, have resulted in the emergence of the Web as new mass medium for advertising. An independent study conducted by e-land estimates that the number of Web users doubled during 1996 to 19 million. A high rate of growth is expected to continue over the next few years with over 140 million users anticipated by the year 2002, including 64 million users in the United States alone.

    The proliferation of workstations and personal computers served by local area networks has also resulted in the rapid increase in the number of potential recipients for electronically distributed information. Forrester Research estimates that electronic delivery of information to corporate desktops alone will generate approximately $800 million in revenues by the year 2001. The Global Internet Project estimates that the amount of information on the Internet is doubling each year and that the number of pages currently on the Internet is approximately 11 million.

    The Web is an attractive medium for advertising because of its interactivity, flexibility, targetability and measurability. Advertisers can reach broad audiences and target advertisements to users with similar demographic characteristics, specific regional populations, affinity groups or selected individuals. The interactive nature of the Web enables advertisers to determine customer preferences, using these to initiate ongoing commercial relationships with potential customers. Advertisers can easily change their advertising messages frequently. The Web is a measurable medium because impression levels and demographic information concerning users can be tracked and reported to advertisers.

    According to e-land, United States Web ad spending in 1996 was approximately $175 million and is projected to be as large as $8 billion by the year 2002, as shown in the following graph:

                        U.S. ADVERTISING ON THE INTERNET

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     YEAR       MILLIONS
1995                  $32
1996                 $175
1997                 $650
1998               $1,500
1999               $2,200
2000               $3,800
2001               $6,500
2002               $8,000
Source: e-land

    INTERNET COMMERCE. The Web is also emerging as a new medium for global commerce. A rapidly increasing number of consumers have begun transacting business over the Web, such as paying bills, buying airline tickets, trading securities and purchasing books and other consumer merchandise. Moreover, online transactions can be faster, less expensive and more convenient than transactions conducted via human interaction. Internet retailers can offer convenience and value to their customers and simultaneously display in-depth information concerning products or services selected by users according to their preferences using a combination of text, video and sound. International Data Corporation estimates that the total value of goods and services purchased on the Web will increase from $2.6 billion in 1996 to $220 billion in 2001.

    DEMAND FOR AUDIO CONTENT. The total market for audio content is substantial and includes such diverse types of content as audio books, broadcast radio, recorded and live music, business news, education and training. An increasing number of commuters and other mobile listeners demand quality audio content. This demand has not only fueled growth in the number of types of audio content, but has also generated the development of new entertaining, useful and/or educational forms of content. For example, in 1996, there were over $1.6 billion in sales of audio books, a relatively recent product that was not widely available until the late 1980's. The Company believes that, increasingly, consumers will look to the Internet as a source for audio content.

THE AUDIOHIGHWAY.COM OPPORTUNITY: BUSINESS STRATEGY

    Although several alternative means of providing audio content have achieved acceptance by the general public, the Company believes that Internet distribution of audio content can have cost or convenience advantages for the consumer over both radio and physical merchandise, such as compact disks or audio tapes. For example, a consumer can listen to broadcast radio but only to whatever happens to be on the air at the time. The radio listener has limited control over the selection of broadcast content (I.E., he or she can change the channel) and has no control over the time at which specific programs can be heard. The purchaser of CDs or audio tapes can make selections and determine when to listen to the content but must pay for the entire recording even if only selected portions are desired. In addition, the Company believes that distribution over the Internet can provide significant price and convenience advantages to users of its Web site by eliminating the need to physically visit a retail store and to purchase hard copy out of the store's inventory.

    The Company believes broadcasting audio content over the Internet offers advantages over traditional media. The Company intends to exploit the advantages of the Internet in capitalizing on the worldwide popularity of various kinds of audio programming, including audio books, musical and comedy programs, and timely news programs such as those provided by NPR and Newsweek. By offering quality audio programming and by using the Web's graphical and interactive capabilities to add value to its content, the Company hopes to increase brand recognition for the audiohighway.com name. The Company believes that it can build upon its brand recognition, its digital library of audio content and its proprietary technology to pursue multiple revenue opportunities, including, among others, advertising, merchandising, technology licensing and intranet programs.

THE AUDIOHIGHWAY.COM WEB SITE: CONTENT AND TECHNOLOGY

    After logging onto the Company's Web site at HTTP://WWW.AUDIOHIGHWAY.COM, the customer can browse the Web site to learn more about the Company's digital library. When a new customer decides to download or "AudioCast," he or she first must register with audiohighway.com by providing limited personal information such as name and e-mail address. The registration page permits the entry of additional data, including personal listening category preferences, but the system does not require this information nor does it require confidential information that other sites require, such as home address and telephone number. The data entered on the registration page is used by the AudioCast System to route appropriate advertising targeted to the user's preferences.

    The Company has designed its Web site to offer a large and comprehensive selection of audio programming and has the capability to "stream" audio content on a real time basis or transfer it over the Internet to the user's PC for storage and playback. The Company has actively sought out sources of audio programming that it has then digitized and added to the library of material stored electronically on the Company's Web site. On the News Channel, for example, a consumer can download news stories and audio programs on a current basis from a list of programs including National Public Radio, Associated Press, Newsweek and Dow Jones. The user can assemble a personalized news broadcast from his or her personal selection of sources chosen from the Company's audio content library and play it back at a convenient place and time. The Company is actively engaged in negotiations with numerous other providers of audio content and believes that it has many opportunities to quickly expand its digital library following its public offering. The Company intends to use a portion of the net proceeds of the offering to rapidly expand its audio programming library.

    All of the audio content currently available on the Company's Web site is available to the user free of charge. However, the Company believes that the delivery of user-selectable audio content over the Internet for a fee, as well as advertising-free audio content, represents a significantly under-exploited market segment. The Company intends to offer audio content and merchandise through electronic commerce ("e-commerce") and revenue sharing arrangements with existing and future content providers.

    Initially, the Company has pursued a strategy of maturing, or "beta testing" its Web site by offering all content free of charge, partially as a means of encouraging a high level of usage. The Company believes that active usage of the Web site has meaningfully accelerated development by identifying problem areas and promoting the testing refinements. Based upon extensive marketing and technical evaluation, the Company is currently initiating a commercial strategy that contains the following elements: advertising, electronic commerce, category channel sponsor fees, partnership sales and licensing.

    AUDIOWIZ. The Company's proprietary AudioWiz software, which is downloaded by the user free of charge, allows users to select, download from the Company's Web site and play back content on his or her computer or compatible portable listening device. The AudioWiz user interface consists of an onscreen player that acts as a control panel, allowing the user to control the computer audio. Using AudioWiz, the user can navigate through stored items of audio content that have been downloaded using control functions much the same as those found on a standard CD player. AudioWiz displays a description of each downloaded item. The user can play back audio selections on his or her computer while simultaneously using another application such as a word processor or spreadsheet. The AudioWiz software also keeps track of the content selected by the user over time. This enables the Company's Web site to select advertisements for the user based upon previously selected content as well as the user's personal profile.

    THE LISTENUP PLAYER AND PORTABILITY. The Company believes that the ability to move the audio content from a PC to a portable listening device will be important or desirable for many listeners on its Web site. The ListenUp Player is a portable storage device that is connected to the user's personal computer through a docking station. It has a simple control panel allowing precise access to the stored content by displaying content location by title on a small LCD screen. The ListenUp Player is about the same size as a typical pager, weighs
3.4 ounces and is small enough to fit into a shirt pocket. Content is received by uploading previously downloaded material from the user's PC using the AudioWiz software. The ListenUp Player can then be removed from its cradle, and the audio selections can be played back through (i) the player's built-in speaker, (ii) headphones, or (iii) through the car stereo using a cassette adapter plugged into the car's cigarette lighter. Additionally, the ListenUp Player includes a built in microphone, allowing it to be used as an audio memo pad, so that the user may dictate notes directly into the ListenUp Player for later playback.

    The ListenUp Player can be ordered for $199 on the Company's Web site. While the Company expects to generate revenue from the sale of the ListenUp Player, it intends to focus its resources on providing diverse, quality downloaded audio content. The Company does not believe that it can generate significant margins from sales of ListenUp Players. The Company does not plan to manufacture the

ListenUp Player and has entered into an agreement with Sycom Technologies, Inc. to supply ListenUp Players. See "--Manufacturing."

    In addition to achieving portability with the ListenUp Player, the Company has entered into a strategic alliance with Diamond Multimedia Systems, Inc. whereby Diamond will facilitate the interface of Diamond's Rio Player with audiohighway.com's AudioWiz software. The alliance will ultimately allow users of Diamond's Rio Player to download audio content from the audiohighway.com Web site and to play back that content on the Rio Player.

    The Company's technology can be adapted to allow owners of palmtop computers, personal digital assistants ("PDAs") and other compatible hand-held computing devices with speakers to be loaded with digital audio material obtained by the user from the Company's Web site. The Company expects that in the future there will be a number of portable listening devices with the capability of receiving audio content downloaded from the Company's Web site.

    ADVERTISING. Initially, the Company expects to derive the majority of its revenue from advertising on its Web site. It uses three methods of advertising:
"banner" ads, audio ads and channel sponsorships. The Company's audio ads are included as part of the downloaded and streaming audio content. Audio channel sponsorships enable the Company to charge for focused advertising related to a specific content channel. Banner advertisements allow interested readers to link directly to the advertisers' own Web sites. The Company targets traditional advertisers, such as consumer product and service companies, manufacturers and automobile companies, as advertisers on its Web site.

    Advertising revenue has been derived principally from short-term advertising contracts on a per impression basis or for a fixed fee based on a minimum number of impressions. Audio ads currently are $0.20 per 30 second ad, while the Company's banner advertising rates generally range from $20 to $35 per one thousand impressions.

    The Company's audio material is divided by subject matter into category channels. The Web site presently organizes the content into eight channels. The channels include News, Business, Audio Books, Music, Travel, Sports, Entertainment and Technology. The Company currently expects to expand the number of channels during the first quarter of 1999. For each of the category channels on the Company's Web site, the Company offers a premier content sponsorship to a content provider who prefers to be prominently displayed on the Web site. Channel sponsorships are currently priced at $20 per one thousand impressions.

    To enable advertisers to verify the number of ad playbacks or visual impressions made by their advertisements and monitor their advertisements' effectiveness, the Company provides its advertisers with reports showing data on impressions, click through and downloads applicable to their advertisements.

    The Company believes that the majority of Internet consumers would be willing to listen to advertisements as long as the advertisements are focused on subject categories selected by the consumer. Additionally, the AudioWiz software has been programmed to track and store information regarding the consumer's download requests by subject and category and then to select advertisements specifically targeted to the consumer's personal profile.

    For example, a customer considering the purchase of a new computer may request content from the Company's Technology channel. The AudioWiz software, interfacing with the Company's proprietary advertising server software, recognizes that the consumer is selecting the Technology channel, checks the personal profile of the user, I.E.; age and Zip Code, and delivers a topic-appropriate advertisement to the target consumer. This benefits both the advertiser and the customer. The customer saves time and effort by receiving relevant messages from various manufacturers prior to making a purchase, while the advertiser reaches a prospective buyer at or near the time the consumer is making a purchase decision.

    The Company intends to maximize its resources by contracting with third parties for order fulfillment of physical merchandise; however, the Company will collect a commission-based fee for all product sales.

With regard to downloaded digitized audio content, the Company will generally obtain a fully paid-up license or enter into a revenue sharing agreement with publishers or other audio content providers.

    SECURE TRANSACTION ELECTRONIC COMMERCE. The Company plans to implement electronic merchandising ("e-commerce") during the first quarter of 1999, thereby addressing the purchasing interests of an increasing number of consumers who are accustomed to buying products over the Internet. The Company has negotiated a link to an established provider of secure financial communications software so that it can offer users the ability to purchase and own permanent recordings of audio selections available on the Company's Web site. Initially, the Company will sell music, training seminars, audio books and archival sources in digital form, downloaded to the customer's PC. The Company will also offer physical merchandise directly related to the Company's audio content, such as music CDs and cassette tapes and printed versions of audio books. Customers will pay by credit card for merchandise or downloading at the time of ordering directly over the Internet, using the Company's financial communications software.

    DISTRIBUTION PARTNERSHIPS. The Company intends to develop partnerships with strategic Internet sites to increase the traffic to its Web site category channels. The Company offers audio technology, audio content and audio advertising capable of delivering audio to other companies' Web sites in order to develop additional streams of revenue from audio advertising. These partnerships can be easily implemented by putting a button on the partner's Web site that will link the user to the audio content being made available by the Company's server. Incremental increases in traffic generated from partnership sites will increase the frequency of advertisement impressions on the Company's Web site. The Company believes it can significantly increase total advertising revenue from the increased traffic generated by partnered sites.

    LICENSING AND INTRANET SALES. The Company believes the systems and technology it has developed can be productively employed in many applications. For example, many corporations and other large organizations have developed internal network systems using telecommunications technology to facilitate secure communications throughout the organization. Such systems, commonly referred to as "intranets," are growing at a rate faster than the Internet itself. The Company's technology can allow audio transfers on these networks containing such things as announcements and bulletins, meeting summaries or product descriptions.

    The Company believes this application may be useful for internal training for large corporations, such as for use in producing and distributing training seminars to targeted groups of employees, such as to their sales force. The audiohighway.com solution could accelerate and simplify the distribution of information throughout national or international office networks, thereby replacing conventional instructional tapes with digital, two-way communications.

    The Company has entered into an agreement with the University of Texas at Dallas, for use of the ListenUp Player in two distance learning programs at the Graduate School of Management. The audio files containing course lectures, faculty feedback on student projects and student team presentations that will be delivered via the Company's Web site. The University of Texas MBA students, some of whom travel extensively in their work, will be able to obtain lectures and hear professors' comments on their projects while on the road.

    AUDIO CONTENT. The Company seeks to enter into licensing agreements with a wide variety of content providers in an effort to appeal to the broadest possible market. Current categories include children's programming, commercial programming and academic programming. Content providers currently include audio recordings of popular and classical books, self improvement courses, information and news services, magazines, music and sports updates, as well as various entertainment products such as audio movie reviews and product information from a variety of product areas.

    The Company believes that the audiohighway.com concept has been well received by content providers because it (i) represents a display shelf of infinite length not limited by physical space such as in retail stores, and (ii) provides them with additional distribution for their programming as well as the incremental revenue stream that accompanies it.

    Different types of content typically have different types of licensing terms. For the most part, the Company only pays for the content on a "per download" basis, so the Company is not charged simply for having the content available on its Web site. These download charges range from $0.40 to $0.60 per download hour. Exceptions to this include the Brite Voice content (E.G., stock market updates, sport scores, etc.), which is updated via satellite feed many times per day for a flat fee.

    Each item of audio content is digitized and added to the Company's content library. This digital library is stored electronically and is located at the Company's office. When a customer's content selection is received by the system, the Company's proprietary routing, scheduling and queuing system will initiate the AudioCast and storage of the user-selected content on the user's PC, which may then be uploaded to the portable ListenUp Player or other compatible portable listening device.

    AUDIOHIGHWAY.COM'S EXISTING LIBRARY. Since launching its Web site in November 1997, the Company has collected a library of over 3,500 titles and segments covering a broad range of subject categories, and it intends to rapidly increase the size of its audio library upon completion of this offering. Current audio content providers include, among others, ABC Tonight, Associated Press, National Public Radio, CBS Tonight, Compact Classics, Dateline, Dow Jones, ESPN, NBC Tonight, Newsweek, Penguin Books USA and PR Newswire.

    The Company is actively pursuing additional sources of content in all areas for which channels are offered on its Web site.

THE AUDIOHIGHWAY.COM WEB SITE ARCHITECTURE

    The Company has developed a proprietary information publishing system capable of disseminating a wide variety of audio content to a large population of consumers using the Internet. The system is organized into a number of software modules summarized below.

    CONTENT MANAGEMENT MODULE. The Content Management Module is a client/server-based software module that enables the system to add new files to the Audio Content Database ("ACD"). In addition, it provides audio compression of the digitized content file. This allows for rapid uploading from the user's personal computer to the ListenUp Player or other compatible playback devices.

    CATALOG SERVER. The Catalog Server is a Web Server-based software module that provides a catalog interface into the ACD. This module allows end users to browse the content library and select content for downloading. This module also provides the user with a search engine for finding information quickly and easily and includes secured identifiers for AudioWiz.

    ADVERTISING SERVER. The Advertising Server consists of a database system that provides advertising segments to logged-on users. This server identifies certain advertisements based on its content and then matches them to recorded user preferences or interest profiles. This technology allows users to receive advertisements that correspond to their interests whether explicitly disclosed in the user profile or based on content selections over time.

    MERCHANT SYSTEM. The Merchant System is responsible for tracking and managing all transactions. This is used for billing and system auditing as well as sales and service of the ListenUp Player.

    CUSTOMIZATION MODULE. The Customization Module allows the end-user to customize the content delivery system to his or her specific needs. It further allows for scheduled downloads and automated e-mail notification of updates. In addition, it handles the end user's requests and preferences for content and is the server interface to AudioWiz.

    ADS AND CONTENT SERVER. The Audio Digitizing System ("ADS") is a hardware and software-based system that provides the tools to digitize audio content from DAT, audio cassette or broadcast sources and processes the content for loading onto the Content Server. The Content Server is then responsible for distributing the audio content to the end user.

    AUDIOWIZ SOFTWARE. This software is a client application used to manage the audio files on the end user's computer. Tasks such as uploading to the ListenUp Player or other compatible listening device and simple file management are performed using this utility. It is also used for configuring automated tasks, such as pre-scheduled or automatic nightly downloads. The AudioWiz interfaces to the end user's Windows 95 or newer version of Windows, as well as to the ListenUp Player or other compatible listening device.

MARKETING AND SALES

    The Company attracts users to its Web site, primarily through Web-based promotions. These can take the form of either advertisements on other targeted Web sites or e-mail directed at selected Internet users. This use of e-mail is the Internet version of direct marketing, and the Company feels it will prove to be an important method by which it can continue to promote its Web site to an increasing number of registered users. To a lesser extent, the Company plans to attract new users through more traditional media, such as print ads and audio spots on drive time radio.

    The Company has gained significant recognition within the industry by its participation in various tradeshows and through its public relations efforts. The Company's AudioCast System won the "INNOVATIONS '97 DESIGN & ENGINEERING SHOWCASE AWARD" at the 1997 Consumer Electronics Show, the "PEOPLE'S CHOICE AWARD" at the 1998 UpSide Magazine Internet Showcase and, in June 1998, CommerceNet's "NEW INNOVATOR AWARD."

    The Company's in-house sales force develops and implements its advertising strategies, including identifying strategic accounts and developing presentations and promotional material. As of October 31, 1998, the Company employs eight persons to carry out its sales and marketing activities. Each sales person has been assigned an industry segment and solicits advertising contracts from companies in those industries and their agencies. The Company plans to use part of the proceeds of this offering to increase the size of its sales force.

    The Company also enters into cross-marketing relationships with other Web sites, including NPR. This is primarily implemented through putting click-through banners on each other's Web sites so that traffic generated on one Web site has the ability to move easily to the cross-marketing partner's Web site by simply clicking on the banner.

MANUFACTURING

    The Company does not plan to become a manufacturing company. Rather, the Company has executed a three-year agreement with Sycom Technologies whereby Sycom has agreed to manufacture the ListenUp Player through June 2001, with renewal options. Sycom is entitled to a royalty of up to 8% of the revenue generated by advertisements uploaded to the Company's ListenUp Player.

RESEARCH AND DEVELOPMENT

    Since inception, the Company has devoted significant time and financial resources to research and development activities to develop its current technology, products and services. The Company anticipates that a portion of its ongoing operations will continue to include research and development activities due to the rapid technological evolution of Internet-based commerce. Research and development expenditures were $367,000 and $677,000 in 1996 and 1997, respectively.

    There is no assurance that the Company will successfully develop these products or that competitors will not develop products sooner or products that are superior to the Company's product offerings.

PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS

    The Company has filed several patent applications with respect to certain aspects of the AudioCast System, and two patents have issued. Although the Company does not believe that its existing patents provide a competitive advantage, there is no assurance that in the future, patent protection will not be of substantial importance to the Company's business and future prospects.

    There is no assurance that patents will be issued pursuant to the pending applications or that the patents that are issued or may be issued in the future will not be held invalid or unenforceable by a court having jurisdiction over a dispute challenging their validity. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

    The Company regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to its success and relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with its employees and with third parties to establish and protect its proprietary rights. There is no assurance that these steps will be adequate, that the Company will be able to secure trademark registrations for all of its marks in the United States or other countries or that third parties will not infringe upon or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. The Company does not own any registered copyrights protecting its products but claims common law copyrights in its software. There is no assurance that common law copyright will provide adequate protection for the Company's related intellectual property. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the content downloaded from the Company's Web site. In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.

    The Company has filed trademark claims for "Audio Highway," "AudioWiz" and "AudioCast." The "ListenUp" trademark is licensed from ListenUp, Inc. The Company intends to pursue the registration of its trademarks based upon anticipated use internationally. There is no assurance that the Company will be able to secure adequate protection for these trademarks in foreign countries. In addition, there could be potential trademark or trademark infringement claims brought by owners of other registered trademarks or trademarks.

    There is no assurance that any particular aspect of the Company's technology will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such license, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed products or relating to current or future technologies, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

    There is no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. Moreover, the Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs to the Company. Similarly, actions could be brought by third parties claiming that the Company's products infringe patents owned by others. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademark or infringing product. Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its products and services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company licenses a substantial portion of its content from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content. The Company generally obtains representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

COMPETITION

    The Company will face intense competition in every aspect of its business, including competition for consumers of audio materials, advertisers, providers of audio materials and vendors of products. The business of providing data and other products using the Internet as a medium is currently experiencing explosive growth and is characterized by extremely rapid technological development, rapid changes in consumer habits and preferences, massive infusions of capital and the emergence of a large number of new and established companies with aspirations to control as much of the distribution process as possible. A relatively small number of these companies, including America On Line and Yahoo!, currently control primary or secondary access of significant percentages of all Internet users and therefore have a competitive advantage in marketing to those users. Other large and established companies, such as local and long distance telephone companies, cable companies, satellite programming providers and others have established relationships with large customer bases and are rapidly expanding into the provision of Internet services. Although the Company does not believe that any of these companies currently are direct competitors and believes that it provides services and has technology that could be attractive to such companies as customers, substantially all of these companies have financial, technological, promotional and other resources that are much greater than those available to the Company. Most, if not substantially all, of such providers could use or adapt their current technology, or could purchase technology, to provide a service directly competitive with the Company's AudioCast System.

    The Company competes with (i) other Web sites and Internet broadcasters to acquire and provide content to attract users, (ii) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets, (iii) local radio and television stations and national radio and television networks for sales of advertising spots and (iv) other Web site operators engaged in e-commerce.

    Competition among Web sites that provide content such as news, financial information, music and audio books is intense and is expected to increase significantly in the future. The Company competes against a variety of businesses that provide content through one or more media, such as print, radio, television, cable television and the Internet. Traditional media companies that have not established a significant presence on the Internet may expend resources to establish such a presence in the future. The Company competes generally with other content providers for the time and attention of users and for advertising revenues. To compete successfully, the Company must license and then provide sufficiently compelling and popular content to generate users and support advertising intended to reach such users. The Company believes that the principal competitive factors in attracting Internet users include the quality of service and the relevance, timeliness, depth and breadth of content and services offered. The Company also competes for the time and attention of Internet users with thousands of Web sites operated by businesses and other organizations, individuals, governmental agencies and educational institutions. The Company expects competition to intensify and the number of competitors to increase significantly in the future. In addition, as the Company expands the scope of its content and services, it will compete directly with a greater number of Web sites and other media companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services in the future.

    The Company also competes with online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. The Company believes that the principal competitive factors for attracting advertisers include the number of users accessing the Company's Web site, the demographics of the Company's users, the Company's ability to deliver focused advertising and interactivity through its Web site and the overall cost-effectiveness and value of advertising offered by the Company. There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present and future Web sites, as well as competition with other traditional media for advertising placements, could result in significant price competition. The Company believes that the number of companies selling Web-based advertising and the available inventory of advertising space have recently increased substantially. Accordingly, the Company may face increased pricing pressure for the sale of advertisements. Reduction in the Company's Web advertising revenues would have a material adverse effect on the Company's business, results of operations and financial condition. There is no assurance that the Company will be able to compete in its chosen market.

GOVERNMENT REGULATION

    Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any such export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    By distributing content over the Internet, the Company faces potential liability for claims based on the nature and content of the materials that it distributes, including claims for defamation, negligence or copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. The Company's general liability insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for any liability that may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

    As of October 31, 1998, the Company has 18 full time employees, eight in marketing and sales, eight in research and development and two in finance and administration. In addition, six consultants devote substantially all of their time to the Company in the areas of system design and engineering. The Company makes use of additional outside consultants and independent contractors to perform various functions such as programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a rapidly changing environment. None of the Company's employees is represented by a labor union. The Company believes that its employee relations are good.

FACILITIES

    The Company's executive offices are located in an approximately 9,600 square foot facility located in Cupertino, California. This space, which houses the Company's current operations in two neighboring buildings, is subject to separate leases that expire in December 1999. The monthly base rental under the combined leases (not including insurance) is approximately $28,200 per month.

LEGAL PROCEEDINGS

    The Company is not presently a party to any material litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information as of December 15, 1998 with respect to each person who is an executive officer or director of the
Company:

                       NAME                             AGE                              POSITION
--------------------------------------------------      ---      --------------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS:

Nathan M. Schulhof................................          49   President, Chief Executive Officer and Director
Grant Jasmin......................................          46   Executive Vice President, Chief Operating Officer, Vice
                                                                   President, Finance, Secretary and Director
Robert S. Leff....................................          51   Director
Lee M. Gammill....................................          62   Director
Muninderpal Rehki.................................          49   Director
Marvin M. Reiss...................................          54   Director
Gregory Sutyak....................................          42   Chief Financial Officer
Marc Baum.........................................          35   Vice President, Product Development
Theodore Richards.................................          51   Vice President and Creative Director
Michael M. Lamb...................................          33   Vice President, Sales and Alliances

    Mr. Schulhof is one of the founders of the Company and has served as Chief Executive Officer, President and a Director since the Company's inception in June 1994. From January 1993 to May 1994, Mr. Schulhof was President and Chief Executive Officer of TestDrive Corporation, a pioneer in the distribution of computer software on CD-ROM ("TestDrive"), which he founded and sold to RR Donnelley & Sons Co. For more than four years prior to forming TestDrive, Mr. Schulhof worked as an independent management consultant to the computer industry. Mr. Schulhof received a Bachelor of Arts degree in English from the University of Wisconsin.

    Mr. Jasmin is one of the founders of the Company and has served as Executive Vice President, Chief Operating Officer, Secretary and a Director since the Company's inception in June 1994. From June 1994 until January 1998, Mr. Jasmin also served as the Company's Vice President, Finance. He again was appointed Vice President, Finance in December 1998. For more than five years prior to joining the Company, Mr. Jasmin was engaged in the practice of law specializing in corporate and securities law. Mr. Jasmin received the degree of Juris Doctor from the University of California Hastings College of the Law, Master of Business Administration from the University of Santa Clara and a Bachelor of Arts degree in Economics from San Jose State University.

    Mr. Leff has served as a Director of the Company since February 1995. Mr. Leff has served as an independent financial consultant since December 1994. Prior thereto, Mr. Leff was a founder of Softsel, Inc., the predecessor to Merisel, Inc., a publicly-held company, where he served as Co-Chairman of the Board for more than five years until December 1994. Merisel is one of the world's largest distributor of microcomputer hardware and software and associated products. Mr. Leff holds both a Master of Science degree and a Bachelor of Science degree from the State University of New York at Albany.

    Mr. Gammill has served as a Director of the Company since November 1997. Since May 1997, Mr. Gammill has served as Chief Executive Officer of The Gammill Group, a consultant to the insurance and financial industry. In May 1997, Mr. Gammill retired from 40 year career with New York Life Insurance Company where he served as Vice Chairman of the Board of Directors. Mr. Gammill also serves on the Board of Directors of Guarantee Life Insurance Company, Omaha Nebraska, and is a Trustee of the American College, Bryn Mawr, Pennsylvania. Mr. Gammill received a Bachelor of Arts degree in Business Administration from Dartmouth College.

    Mr. Rehki has served as a Director of the Company since April 1998. Mr. Rehki has been Chief Executive Officer of TDP, Inc., a high technology software consulting firm, since January 1998. From October 1997 to January 1998, he was Chief Executive Officer of TransWeb, a software consulting firm to the medical industry. TransWeb is a wholly-owned subsidiary of CyberPlus, an Internet-based software medical support company in which Mr. Rehki served as Chief Executive Officer and Director from February 1996 to October 1997. From December 1993 to January 1996, Mr. Rehki was Vice President of Operations for Intellimatch, Inc., an Internet-based human resources company. Mr. Rehki received a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics from Christ Church College, India.

    Mr. Reiss has served as a Director of the Company since October 1998. For more than the past five years, Mr. Reiss has been Chairman and Chief Executive Officer of The Rebot Corporation, a record company that produces, manufactures and distributes recorded music under various labels including Arabesque Recordings. Mr. Reiss received the degrees of Master of Business Administration, Master of International Affairs and Master of Arts in Sociology from Columbia University, Bachelor of Law degree from Brooklyn Law School, Master of Science degree in Physiology from the Fairleigh Dickenson Dental School, Master of Science degree in Microbiology from Marquette University School of Medicine and Bachelor of Arts degree in Biology from Yeshiva University.

    Mr. Sutyak has served as Chief Financial Officer since January 1998. From January 1995 through December 1997, Mr. Sutyak served as a consultant to the Company performing financial services. From March 1996 through December 1997, Mr. Sutyak was an independent consultant. From May 1993 through February 1996, Mr. Sutyak was Chief Financial Officer for TestDrive. Mr. Sutyak received a Bachelor of Arts degree in Economics from the University of Pittsburgh and a Masters of Business Administration degree from the University of San Francisco.

    Mr. Baum has served as Vice President, Product Development since April 1998. From May 1996 through March 1998, Mr. Baum was Vice President of Paragon Technology Corporation, a network company providing software and consulting services to the financial, insurance and retail industries. From March1992 through April 1996, Mr. Baum was Director of Network Systems Products for U.S. Robotics, a leading manufacturer of network and Internet connectivity products. Mr. Baum received a Bachelor of Science degree in Computer Engineer from the University of Illinois.

    Mr. Richards has served as Vice President and Creative Director since July 1996. From November 1994 to July 1996, Mr. Richards was Vice President of User Interface Design and Creative Director for SoftAd, a firm specializing in the design and implementation of sales force automation and integrated client-server-based Web sites. From January 1993 to July 1994, Mr. Richards was Executive Creative Director and Vice President of TestDrive. Mr. Richards received a Bachelor of Arts degree in Creative Writing from San Francisco State University.

    Mr. Lamb has served as Vice President, Sales and Alliances since July 1998. From February 1995 to July 1998, he was Vice President, Business Development and a director for Sycom Technologies, Inc., a consumer electronics company specializing in digital audio technology where he still serves as a director. From March 1991 until February 1995, Mr. Lamb was an associate with the law firm of Green, Lundgren & Ryan, Haddonfield, New Jersey. Mr. Lamb received a Bachelor of Science Degree in Electrical Engineering from Villanova University and a Juris Doctor from Rutgers University School of Law.

    All members of the Board of Directors hold office until the next annual meeting of shareholders and the election and qualification of their successors, or until death, resignation, or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

BOARD COMMITTEES

    The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee exercises the Board's authority to determine the cash and non-cash compensation of each officer, salaried employee and consultant of the Company, to establish and administer the Company's insurance and benefits plans and to administer the Company's stock option plans. The Compensation Committee also recommends to the full Board of Directors the cash and non-cash compensation (including stock options and awards) to be paid to each member of the Board of Directors who serves as an officer, employee or consultant of the Company. Mr. Jasmin and Mr. Rehki are currently the members of the Compensation Committee.

    The Audit Committee is responsible for reviewing and evaluating the scope and results of audits and other services provided by the Company's independent accountants and determining the adequacy of the Company's internal controls and other financing reporting matters. Mr. Rehki and Mr. Gammill are currently the members of the Audit Committee.

EXECUTIVE COMPENSATION

    DIRECTORS' COMPENSATION

    Directors receive no fees, other than reimbursement of travel expenses, for attendance at meetings of the Board of Directors. Each director (including employee directors) receives a one-time grant of warrants to purchase 26,062 shares of Common Stock at a price equal to the fair market value on the date of grant, which vest over a two year period.

    EXECUTIVE OFFICERS' COMPENSATION

    The following table sets forth certain information regarding compensation paid during the Company's fiscal year ended December 31, 1997 to the Company's Chief Executive Officer and to each other executive officer who received salary and bonus in excess of $100,000 in 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                      COMPENSATION--
                                                                                                          AWARDS
                                                                                ANNUAL COMPENSATION   ---------------
                                                                               ---------------------     OPTIONS/
NAME AND PRINCIPAL POSITION                                           YEAR     SALARY($)   BONUS($)       SARS(#)
------------------------------------------------------------------  ---------  ----------  ---------  ---------------
Nathan M. Schulhof ...............................................       1997  $  157,500  $  --            --
  CHIEF EXECUTIVE OFFICER,                                               1996     121,950     50,000        20,850
  PRESIDENT AND CHAIRMAN                                                 1995     117,500     --            26,062(1)
  OF THE BOARD

Grant Jasmin .....................................................       1997  $  108,000  $                --
  EXECUTIVE VICE PRESIDENT,                                              1996      74,200     50,000        20,850
  CHIEF OPERATING OFFICER                                                1995      20,000     --            26,062(1)

Theodore Richards ................................................       1997  $   99,500  $   4,000        --
  VICE PRESIDENT AND                                                     1996      46,000     --            26,062
  CREATIVE DIRECTOR

------------------------

(1) Warrants to purchase Common Stock were issued to Mr. Schulhof and Mr. Jasmin in their capacities as members of the Board of Directors, in keeping with the compensation policy for all board members. The warrants are fully vested as of January 15, 1998. See "--Director Compensation."

EMPLOYMENT AGREEMENTS

    The Company presently has no formal employment agreements with any of the Named Executive Officers.

STOCK OPTION GRANTS AND EXERCISES

    The Company has adopted a 1996 Stock Option Plan (the "1996 Plan"), authorizing the grant of up to 364,869 options. The 1996 Plan was adopted to promote and advance the interests of the Company and its shareholders by (i) enabling the Company to attract, retain and reward managerial and other key employees, non-employees and directors and (ii) strengthening the mutuality of interests between participants in the 1996 Plan and the shareholders of the Company in its long-term growth, profitability and financial success by offering stock options.

    No options under the 1996 Plan were granted to or exercised by any of the Named Executive Officers during the year ended December 31, 1997.

    The following table sets forth information concerning the value of unexercised options as of December 31, 1997 held by the Named Executive Officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                             OPTIONS AT DECEMBER 31,     IN-THE- MONEY OPTIONS AT
                                                                     1997(#)             DECEMBER 31, 1997($)(1)
                                                            --------------------------  --------------------------
                                                            EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
                                                            -----------  -------------  -----------  -------------
Nathan M. Schulhof........................................      44,306         2,606     $ 481,500    $    22,500
Grant Jasmin..............................................      44,306         2,606     $ 481,500    $    22,500
Theodore Richards.........................................      13,031        13,031     $ 112,500    $   112,500

------------------------

(1) Based upon the difference between the fair market value of the securities underlying the options at December 31, 1997 ($14.39 per share, as determined by the Board of Directors) and the exercise price of the options.

CERTAIN TRANSACTIONS

    In July 1998, the Company entered into a three-year Mobile Audio Delivery Agreement with Sycom Technologies, Inc. (the "Sycom Agreement"). Michael M. Lamb, who joined the Company as Vice President, Sales and Alliances in July 1998, is the former Vice President, Business Development of Sycom and remains a member of Sycom's board of directors. Under the terms of the Sycom Agreement, the Company has agreed to pay Sycom a royalty of 8% of the ongoing gross profits (as defined in the Sycom Agreement) resulting from the use of the "Product," as that term is defined in the Sycom Agreement, provided that Sycom does not supply the Product to any competitor of the Company. Product is defined as any hand held product manufactured by Sycom or using a Sycom Chip Set that is capable of downloading digital audio from a PC, storing the audio in digital format and playing it back. The royalty will be reduced to 6% at such time as Sycom begins to receive revenues from any competitor of the Company, which, in no event, may occur before July 1999. The Sycom Agreement further provides that the Company shall be granted most favorable pricing for the Product that it purchases from Sycom, if any; however, there are no minimum purchase requirements. In addition, the Company and Sycom agreed on the payment of approximately $45,800 by the Company to Sycom for past services and remaining development work on the Product. The Sycom Agreement includes two successive two-year terms, which automatically renew unless either party cancels the agreement 30 days prior to the expiration of the current term. Mr. Lamb has no direct or indirect financial interest in the transaction.

    From October 1996 through June 1998, Marvin M. Reiss, a director of the Company since October 1998, together with his wife, has invested in the Company from time to time by purchasing Common Stock and by participating in certain of the Company's convertible promissory note offerings. During the two year period ended October 31, 1998, Mr. Reiss invested a total of $350,000. For his various investments, he received 10% convertible notes and warrants to purchase an aggregate of 12,618 shares of the Company's Common Stock. The promissory notes are convertible into an aggregate of 13,642 shares. The warrants are exercisable at exercise prices ranging from $4.50 to $7.67.

    Mr. Reiss is the Chairman of the Board, Chief Executive Officer and a principal shareholder of The Rebot Corporation, a record company that produces, manufactures and distributes recorded music under various labels, including Arabesque Recordings. In October 1998, the Company signed a sponsorship agreement with Arabesque Recordings under the terms of which Arabesque became the first sponsor of the Music Channel on the Company's Web site and, as such, currently receives the premiere advertising position on the opening Web page of the Music Channel. The Company also delivers Arabesque audio commercials in connection with downloaded or streamed audio-based music content, for which Arabesque receives a royalty. The Company cannot determine at this time the financial value of this adverting relationship either to Arabesque or the Company.

    The Company has adopted a policy with respect to future related party transactions. Pursuant to that policy, any future transactions with officers, directors or affiliates of the Company will be approved or ratified by a majority of independent, outside members of the Board of Directors who do not have an interest in the transactions, and such transactions will be no less favorable to the Company than those that can be obtained from unaffiliated third parties. At all times, the Company expects to maintain at least two independent directors on its Board.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information, as of November 30, 1998, and as of that date as adjusted to reflect the sale of the 2,200,000 Units offered hereby, with respect to the beneficial ownership of the Company's Common Stock by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) all directors of the Company;
(iii) the executive officers named in the Summary Compensation Table; and (iv) all current executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of November 30, 1998 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

                                                                                                  PERCENT OF SHARES
                                                                                                     OUTSTANDING
                                                                                 SHARES        ------------------------
                                                                              BENEFICIALLY       BEFORE        AFTER
NAME OF BENEFICIAL OWNER(1)(2)                                                    OWNED         OFFERING     OFFERING
--------------------------------------------------------------------------  -----------------  -----------  -----------
Nathan M. Schulhof........................................................        312,311(3)         28.4%         9.5%
Grant Jasmin..............................................................        198,941(3)         18.1          6.0
Jerome L. Strom and Rosie Ann Strom.......................................         72,348(4)          6.6          2.2
Robert S. Leff............................................................         46,738(5)          4.4          1.4
Theodore Richards.........................................................         24,329(6)          2.3        *
Lee M. Gammill............................................................         13,031(7)          1.2        *
Muninderpal Rehki.........................................................          9,773(8)        *            *
Marvin M. Reiss...........................................................         70,518(9)          6.4          2.1
All Executive Officers and Directors as a Group (7 persons)...............        675,641(10)        52.0         19.3

------------------------

   * Less than 1%.

 (1) The address of Messrs. Schulhof, Jasmin, Leff, Richards, Gammill, Rehki and Reiss is c/o audiohighway.com, 20600 Mariani Avenue, Cupertino, California 95014. The address of Mr. and Mrs. Strom is 420 Cambridge Avenue, Palo Alto, California 94306.

 (2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock that are beneficially owned by them.

 (3) Includes 63,853 shares of Common Stock issuable upon exercise of outstanding warrants and options exercisable within 60 days of November 30, 1998.

 (4) Includes 35,981 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998 and 26,062 shares of Common Stock issuable upon conversion of currently convertible outstanding convertible promissory notes.

 (5) Includes 29,971 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998.

 (6) Includes 21,720 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998.

 (7) Includes 13,031 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998.

 (8) Includes 9,773 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998.

 (9) Includes (i) 24,577 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998, (ii) 18,061 shares of Common Stock issuable upon conversion of currently convertible outstanding convertible promissory notes, (iii) 11,808 shares of Common Stock issuable upon conversion of currently convertible outstanding convertible promissory notes held by Susan L. Reiss, Mr. Reiss' spouse, and (iv) 6,950 shares of Common Stock issuable upon exercise of outstanding warrants exercisable within 60 days of November 30, 1998 held by Mrs. Reiss.

 (10) Includes 263,597 shares of Common Stock issuable upon exercise of outstanding convertible promissory notes, warrants and options convertible or exercisable, as the case may be, within 60 days of November 30, 1998.

                           DESCRIPTION OF SECURITIES

    As of the date of this Prospectus, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value.

UNITS

    Each Unit consists of one share of Common Stock and one redeemable Warrant. The Common Stock and Warrants will become immediately separately transferable.

COMMON STOCK

    As of November 30, 1998, there were 1,036,044 shares of Common Stock outstanding held of record by approximately 150 shareholders. There will be 3,373,533 shares of Common Stock outstanding after giving effect to the sale of the 2,200,000 Units offered hereby and the conversion of certain outstanding convertible promissory notes into an aggregate of 137,489 shares, which will convert concurrently with the closing of the offering.

    Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Upon giving proper notice, shareholders have rights to cumulate their votes in the election of directors under the California General Corporation Law.

    Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors from time to time. In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive PRO RATA all of the remaining assets of the Company available for distribution to its shareholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to this offering will be, upon issuance, fully paid and nonassessable.

WARRANTS

    Each Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $9.75 per share. The Warrants will, subject to certain conditions, be exercisable at any time until the fifth anniversary of the date of this Prospectus, unless earlier redeemed. The outstanding Warrants are redeemable by the Company, at a price of $0.25 per Warrant, upon 30 days' prior written notice, if the closing bid price (as defined in the Warrant Agreement described below) per share of the Common Stock for the 10 calendar days immediately preceding the date of notice of redemption equals or exceeds $13.00. If the Company gives notice of its intention to redeem, a holder would be forced either to exercise his or her Warrant before the date specified in the redemption notice or accept the redemption price.

    The Warrants will be issued in registered form under a Warrant Agreement (the "Warrant Agreement") between the Company and U.S. Stock Transfer Corporation, as warrant agent (the "Warrant Agent"). The shares of Common Stock underlying the Warrants, when issued upon exercise of a Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise.

    The Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price. Such adjustments will occur in the event, among others, of a merger, stock split or reverse stock split, stock dividend or recapitalization. The Company is not required to issue fractional shares upon the exercise of a Warrant. The holder of a Warrant will not possess any rights as a shareholder of the Company until such holder exercises the Warrant.

    A Warrant may be exercised upon surrender of the Warrant Certificate on or before the expiration date of the Warrant at the offices of the Warrant Agent, with the form of "Election to Purchase" on the reverse side of the Warrant Certificate Completed and executed as indicated, accompanied by payment of the exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Warrant is being exercised.

    For a holder to exercise the Warrants, there must be a current registration statement in effect with the Securities and Exchange Commission and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of Common Stock (or other securities) underlying the Warrants. The Company has agreed to use all commercially reasonable efforts to cause a registration statement with respect to such securities under the Securities Act to be filed and to become and remain effective in anticipation of and prior to the exercise of the Warrants and to take such other actions under the laws of various states as may be required to cause the sale of Common Stock (or other securities) upon exercise of Warrants to be lawful. Under certain circumstances, the Company may, at its option, and in lieu of permitting the exercise thereof, redeem the Warrant by paying to the holder cash equal to the difference between the market price of the Common Stock on the exercise date and the exercise price of the Warrant. The Company will not be required to honor the exercise of Warrants if, in the opinion of the Company's Board of Directors upon advice of counsel, the sale of securities upon exercise would be unlawful.

    The foregoing discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    For the life of the Warrants, the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of Common Stock issuable upon exercise of the Warrants. The Warrant holders may be expected to exercise their Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Stock on terms more favorable than those provided for by the Warrants. Furthermore, the terms on which the Company could obtain additional capital during the life of the Warrants may be adversely affected.

PREFERRED STOCK

    No shares of Preferred Stock are outstanding. As of the date of this Prospectus, the Board of Directors has the authority, without further action by the shareholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and the issuance of the Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company. The Company has adopted a policy under which any issuance of Preferred Stock by the Company will be approved by a majority of independent, outside members of the Company's Board of Directors who will have access, at the Company's expense, to legal counsel.

EXISTING WARRANTS

    As of September 30, 1998 the Company had issued warrants to purchase an aggregate of 628,643 shares of Common Stock at exercise prices ranging from $1.92 to $14.39. Each warrant is exercisable into one share of Common Stock, and the exercise price and number of shares is subject to adjustment proportionately for any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or the payment of stock dividends or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The Company will not be required to issue fractional shares upon exercise of a warrant. The holder of a warrant does not possess any rights as a shareholder of the Company until such holder exercised the warrant.

CONVERTIBLE PROMISSORY NOTES

    At September 30, 1998, the Company had issued subordinated convertible promissory notes in the aggregate principal amount of $2,973,000 bearing interest at 10% per annum. These promissory notes are subordinate to all other indebtedness, require no payment until maturity and are due on or before March 31, 2000. The promissory notes are convertible into Common Stock and may be repaid by the Company without penalty at any time prior to maturity upon written notice to the holder. Of the promissory notes, (i) $400,000 in aggregate principal amount are convertible into Common Stock at 50% of the initial public offering price of the Units; (ii) $626,000 in aggregate principal amount are convertible into Common Stock at 75% of the initial public offering price of the Units; and (iii) $1,947,000 in aggregate principal amount are convertible at fixed conversion prices ranging from $11.51 to $14.39. Concurrently with the closing of the offering, $1,932,000 of principal amount of these convertible notes will convert into an aggregate of 137,489 shares of Common Stock. The Company will not be required to issue fractional shares upon conversion of a promissory note. The holder of a promissory note does not possess any rights as a shareholder of the Company until such holder converts the promissory note to Common Stock.

    As of September 30, 1998, the Company also has outstanding a convertible promissory note in the principal amount of $100,000. This note, which matures on July 31, 1999, bears interest at 10% per annum and is convertible into Common Stock at a conversion price of $3.84. It is not anticipated that this note will convert at the closing of the offering.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussions set forth certain federal income tax consequences, under current law, relating to the purchase and ownership of the Units and the Common and Warrants constituting the Units. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may be applicable to an investor, nor does it consider specific facts and circumstances that may be relevant to a particular investor's tax position. Certain holders (such as deals in securities, insurance companies, tax exempt organizations, foreign persons and those holding Common Stock or Warrants as part of a straddle or hedge transaction) may be subject to special rules that are not addressed in this discussion. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change. ALL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

    ALLOCATION OF PURCHASE PRICE

    Each Unit as a whole will have a tax basis equal to the cost of the Unit. The measure of income or loss from certain transactions described below depends upon the tax basis in each of the Warrant and the Common Stock comprising the Unit. The tax basis for each of the Warrant and the Common Stock will be determined by allocating the cost of the Unit between the securities that comprise the Unit in proportion to the relative fair market values of these elements at the time of acquisition.

    EXERCISE AND SALE OF WARRANTS

    No gain or loss will be recognized by a holder of a Warrant on the purchase of shares of Common Stock for cash pursuant to an exercise of a Warrant (except that gain will be recognized to the extent cash is received in lieu of fractional shares). The tax basis of Common Stock received upon exercise of a Warrant will equal the sum of the holder's tax basis for the exercised Warrant and the exercise price. The holding period of the Common Stock acquired upon the exercise of the Warrant will begin on the date the Warrant is exercised and the Common Stock is purchased (i.e., it does not include the period during which the Warrant was held).

    Gain or loss from the sale or other disposition of a Warrant (or loss in the event the Warrant expires unexercised as discussed below), other than pursuant to a redemption by the Company, will be capital gain or loss to its holder if the Common Stock to which the Warrant relates would have been a capital asset in the hands of such holder. Such capital gain or loss will be long-term capital gain or loss if the holder has held the Warrant for more than 18 months at the time of the sale, disposition or lapse. It is unclear whether the redemption of a Warrant by the Company would generate ordinary or capital gain income.

    SALE OF COMMON STOCK

    The sale of Common Stock should generally result in the recognition of gain or loss to the holder thereof in an amount equal to the difference between the amount realized and such holder's tax basis in the Common Stock. If the Common Stock constitutes a capital asset in the hands of the holder, gain or loss upon the sale of the Common Stock will be characterized as long-term or short-term capital gain or loss, depending on whether the Common Stock has been held for more than 18 months.

    EXPIRATION OF WARRANTS WITHOUT EXERCISE

    If a holder of a Warrant allows it to expire without exercise, the expiration will be treated as a sale or exchange of the Warrant on the expiration date. The holder will have a taxable loss equal to the amount of such holder's tax basis in the lapsed Warrant. If the Warrant constitutes a capital asset in the hands of the holder, such taxable loss will be characterized as long-term or short-term capital loss, depending upon whether the Warrant was held for the required long-term holding period.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

    U.S. Stock Transfer Corporation, Glendale, California, will serve as the Transfer Agent and Registrar for the Common Stock and Warrant Agent for the Warrants.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Company's securities. Future sales of substantial amounts of Common Stock or Warrants in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering as a result of certain contractual and legal restrictions on resale as described below, sales of substantial amounts of Common Stock or Warrants in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

    Upon completion of this offering, the Company will have outstanding an aggregate of 3,373,533 shares of Common Stock, assuming no exercise of the Over-allotment Option and no exercise of the Warrants or any outstanding options or warrants to purchase Common Stock. Of these shares, the 2,200,000 shares sold in the Units offered hereby will be freely tradable without restriction or further registration under the Securities Act (except for any shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act). The remaining 1,173,533 shares are shares of Restricted Stock, as that term is defined in Rule 144 promulgated under the Securities Act. Restricted Stock may be sold in the public market only if registered or if it qualifies for an exemption from registration under Rules 144 (including Rule 144(k)), which rules are summarized below or if another exemption from registration is available. The shares of Restricted Stock are subject to a lock-up agreement with the Representative (the "Lock-up Agreements") as described below.

    Pursuant to the provisions of Rule 144 (including Rule 144(k)), and without taking into account the Lock-up Agreements, the shares of Restricted Stock would be available for sale in the public market as follows: (i) 714,601 shares of Restricted Stock, all of which have been held more than two years as of the date of this Prospectus, would be eligible for immediate sale at any time after the date of this Prospectus pursuant to Rule 144(k); (ii) 321,005 Restricted Shares, all of which have been held more than one year as of the date of this Prospectus, including all shares held by Affiliates, would be eligible for sale at any time following 90 days after the date of this Prospectus pursuant to Rule 144; and (iii) the balance of the Restricted Shares would be eligible for sale under Rule 144 upon expiration of the one year holding period applicable to Restricted Stock, which expires on various dates between December 1998 and September 1999.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 33,735 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq SmallCap Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

    All of the outstanding shares of Common Stock held immediately prior to the effective date of this offering are subject to the Lock-up Agreements with the Representative. The Company's executive officers, directors and principal shareholders, owning an aggregate of 419,506 shares of Common Stock, have agreed that they will not sell or otherwise transfer their shares until one year after the date of this Prospectus without the prior consent of the Representative. The holders of substantially all of the remaining outstanding shares have agreed that they will not sell or otherwise transfer their shares during the six month period following the date of this Prospectus without the prior consent of the Representative. The Representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these Lock-up Agreements.

    The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the 1996 Option Plan. Based on the number of options outstanding or shares reserved for issuance under the 1996 Option Plan, such registration statement would cover approximately 275,997 shares issuable on exercise of options, of which 89,567 are currently exercisable and 75,145 of which vest between the date hereof and August 2001. See "Management--Stock Option Plan." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement and either issued prior to the effectiveness of such registration statement or held by Affiliates will, subject to Rule 144 volume limitations, be available for sale in the open market, unless such shares are subject to the Lock-up Agreements described above.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), for whom Paulson Investment Company, Inc. is acting as Representative, have severally agreed, pursuant to the terms and conditions of the Underwriting Agreement between the Company and the several Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of Units set forth in the table below at the price set forth on the cover page of this Prospectus.

                                                                                   NUMBER OF
UNDERWRITER                                                                          UNITS
---------------------------------------------------------------------------------  ----------
Paulson Investment Company, Inc..................................................   1,750,000
American Fronteer Financial Corporation..........................................     125,000
Redwine & Co.....................................................................     125,000
EBI Securities Corporation.......................................................      50,000
Marion Bass Securities Corporation...............................................      50,000
North Coast Securities Corp......................................................      50,000
Schneider Securities Corporation.................................................      50,000
                                                                                   ----------
  Total..........................................................................   2,200,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase such Units are subject to certain conditions. The Underwriters are committed to purchase all of the 2,200,000 Units offered by this Prospectus, but not the 330,000 Units subject to the Over-allotment Option (described below), if any are purchased.

    The Representative has advised the Company that the Underwriters propose to offer the Units to the public at the initial public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession within the discretion of the Representative, and that the Underwriters and such dealers may reallow a concession to other dealers, including the Underwriters, within the discretion of the Representative. After the initial public offering of the Units, the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representative.

    The Company has granted the Underwriters an option, expiring at the close of business 45 days after the date of this Prospectus, to purchase up to 330,000 additional Units from the Company on the same terms as apply to the sale of the Units set forth above (the "Over-allotment Option"). The Underwriters may exercise the option only to cover over-allotments, if any, incurred in the sale of the Units.

    The Representative has informed the Company that it does not expect the Underwriters to confirm sales of Units offered by this Prospectus on a discretionary basis.

    Until the distribution of the Units is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock and/or Warrants. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock and/or Warrants. If the Underwriters create a short position in the Units in connection with the Offering, I.E., if they sell more Units than are set forth on the cover page of this Prospectus, the Representative may reduce that short position by purchasing Common Stock and Warrants in the open market. The Representative may also elect to reduce any short position by exercising all or part of the Over-allotment Option described above.

    The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases Units in the open market to reduce the

Underwriters' short position or to stabilize the price of the Common Stock and/or Warrants, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those securities as part of this offering.

    In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Units, Common Stock and/or Warrants. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Underwriting Agreement provides for indemnification between the Company and the Underwriters against certain liabilities, including liabilities under the Securities Act and for contribution by the Company and the Underwriters to payments that may be required to be made in respect thereof. Insofar as indemnification for liabilities under the Securities Act may be permitted to Company directors, officers and controlling persons of the Company pursuant to the agreement between the Company and the Underwriters, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    The Company has agreed to pay the Representative a nonaccountable expense allowance equal to two percent of the gross proceeds from the sale of Units offered hereby, of which $35,000 has already been paid. In the event the offering is not consummated, any nonaccountable portion of the advanced payment will be promptly returned to the Company.

    The Company has agreed to issue to the Representative the Representative's Warrants, which entitle the holders to purchase up to an aggregate of 220,000 Units at an exercise price per Unit equal to $7.80. The Representative's Warrants are not transferable for one year from the date of issuance, except to individuals who are either a partner or an officer of an Underwriter, by will or by the laws of descent and distribution. The Representative's Warrants are not redeemable by the Company. The Company has agreed to maintain an effective registration statement with respect to the issuance of the securities underlying the Representative's Warrants, if necessary, to allow their public resale without restriction, at all times during the period in which the Representative's Warrants are exercisable, commencing one year after the date of this Prospectus. Such securities are being registered on the Registration Statement of which this Prospectus is a part.

    The Company has agreed that, for a period of one year following the closing of this offering, it will not, subject to certain exceptions, offer, sell, contract to sell, grant any option for the sale or otherwise dispose of any securities of the Company without the consent of the Representative. The Company's officers, directors and the holders of 5% or more of the outstanding Common Stock (aggregating 419,506 shares) have agreed that for a period of one year following this offering, they will not offer, sell, contract to sell, grant any option for the sale or otherwise dispose of any Common Stock of the Company (other than intra-family transfers or transfers to trusts for estate planning purposes) without the consent of the Representative, which will not be unreasonably withheld, and thereafter, will give the Representative prior notice of sales under Rule 144 for five years from the date of this Prospectus. All other holders of outstanding Common Stock have similarly agreed, except that the lock-up period for such holders is six months.

    Prior to this offering, there has been no public market for the Company's securities. Accordingly, the initial public offering price of the Units and the exercise price of the Warrants have been determined in negotiations between the Company and the Representative. Among the factors considered in determining the initial public offering price of the Units and the exercise price of the Warrants were the history and the prospects of the Company and the industry in which it operates, the status and development prospects for the Company's proposed products and services, the experience and qualifications of the Company's executive officers and the general condition of the securities markets at the time of the offering.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for the Company by its counsel, Grover T. Wickersham, P.C., Palo Alto, California. Attorneys in the firm are the holders of an aggregate of 10,424 warrants, exercisable at an exercise price of $5.76. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Stoel Rives LLP, Portland, Oregon.

                                    EXPERTS

    The balance sheet as of December 31, 1997, and the statements of operations, stockholders' deficit, and cash flows for each of the two years then ended, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended with respect to the Units, Common Stock and Warrants offered hereby. This Prospectus omits certain information contained in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities, reference is hereby made to the Registration Statement and such exhibits filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 75 Park Place, 14th Floor, New York, NY 10007, and the Kluczynski Federal Building, 230 South Dearborn Street, Room 3190, Chicago, IL 60604. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Registration Statement. The address of the SEC's World Wide Web site is http://www.sec.gov.

    Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

audiohighway.com

    We have audited the accompanying balance sheet of audiohighway.com (the "Company"), as of December 31, 1997, and the related statements of operations, stockholders' deficit and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

San Jose, California

July 23, 1998 (except for Note 7

as to which the date is December 11, 1998)

                                AUDIOHIGHWAY.COM
                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                       DECEMBER     SEPTEMBER
                                                                       31, 1997     30, 1998
                                                                      -----------  -----------
                                                                                   (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents.........................................   $       5    $     171
  Accounts receivable...............................................           2           36
  Prepaid expenses..................................................          43          175
                                                                      -----------  -----------
    Total current assets............................................          50          382
Property and equipment, net.........................................         378          350
                                                                      -----------  -----------
                                                                       $     428    $     732
                                                                      -----------  -----------
                                                                      -----------  -----------

                            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long term debt..............................   $     610    $     962
  Accounts payable..................................................         824          980
  Accrued expenses and other current liabilities....................         357          495
                                                                      -----------  -----------
    Total current liabilities.......................................       1,791        2,437

Long term debt......................................................       1,082          980
Stockholders' deficit:
  Preferred Stock, no par value; 5,000,000 shares authorized; none
    issued..........................................................      --           --
  Common Stock, no par value; 50,000,000 shares authorized; 944,313
    and 1,036,044 issued and outstanding............................       2,321        3,137
  Additional paid-in capital........................................       1,884        4,163
  Accumulated deficit...............................................      (6,650)      (9,985)
                                                                      -----------  -----------
    Total stockholders' deficit.....................................      (2,445)      (2,685)
                                                                      -----------  -----------
                                                                       $     428    $     732
                                                                      -----------  -----------
                                                                      -----------  -----------

        The accompanying notes are an integral part of these statements.

                                AUDIOHIGHWAY.COM
                            STATEMENTS OF OPERATIONS

                                                                         YEAR ENDED DECEMBER    NINE MONTHS ENDED
                                                                                 31,              SEPTEMBER 30,
                                                                         --------------------  --------------------
                                                                           1996       1997       1997       1998
                                                                         ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues...........................................................  $  --      $       4  $  --      $      87
Costs and expenses:
  Cost of revenues.....................................................     --             35     --             57
  Sales and marketing..................................................        850      1,634        927      1,040
  Research and development.............................................        367        677        529        739
  General and administrative...........................................        287        157        195        491
                                                                         ---------  ---------  ---------  ---------
    Total costs and expenses...........................................      1,504      2,503      1,651      2,327
                                                                         ---------  ---------  ---------  ---------
Loss from operations...................................................     (1,504)    (2,499)    (1,651)    (2,240)
Interest expense.......................................................         77      1,292        973      1,095
                                                                         ---------  ---------  ---------  ---------
    Net loss...........................................................  $  (1,581) $  (3,791) $  (2,624) $  (3,335)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Basic and diluted net loss per share...................................  $   (2.10) $   (4.11) $   (2.87) $   (3.32)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Shares used in computing basic and diluted net loss per share..........        752        923        915      1,006
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

        The accompanying notes are an integral part of these statements.

                                AUDIOHIGHWAY.COM
                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                                                  COMMON STOCK       ADDITIONAL
                                                             ----------------------    PAID-IN    ACCUMULATED
                                                               SHARES      AMOUNT      CAPITAL      DEFICIT       TOTAL
                                                             -----------  ---------  -----------  ------------  ---------
                                                                                    (IN THOUSANDS)
Balance at January 1, 1996.................................         654   $     885   $  --        $   (1,278)  $    (393)

  Sale of Common Stock.....................................         151         983      --            --             983
  Issuance of Common Stock for services....................          27         181      --            --             181
  Issuance of warrants with debt...........................      --          --           1,071        --           1,071
  Net loss.................................................      --          --          --            (1,581)     (1,581)
                                                                  -----   ---------  -----------  ------------  ---------
Balance at December 31, 1996...............................         832       2,049       1,071        (2,859)        261

  Sale of Common Stock.....................................          12         184      --            --             184
  Issuance of Common Stock from exercise of options and
    warrants...............................................          93          10      --            --              10
  Issuance of Common Stock for services....................           7          78      --            --              78
  Issuance of warrants with debt...........................      --          --             813        --             813
  Net loss.................................................      --          --          --            (3,791)     (3,791)
                                                                  -----   ---------  -----------  ------------  ---------
Balance at December 31, 1997...............................         944       2,321       1,884        (6,650)     (2,445)

  Conversion of Subordinated Notes and accrued interest to
    Common Stock (unaudited)...............................          88         789      --            --             789
  Issuance of Common Stock from exercise of options and
    warrants (unaudited)...................................           3          18      --            --              18
  Issuance of Common Stock for services (unaudited)........           1           9      --            --               9
  Beneficial conversion feature on convertible notes
    (unaudited)............................................      --          --             609        --             609
  Issuance of warrants with debt (unaudited)...............      --          --           1,670        --           1,670
  Net loss (unaudited).....................................      --          --          --            (3,335)     (3,335)
                                                                  -----   ---------  -----------  ------------  ---------
Balance at September 30, 1998 (unaudited)..................       1,036   $   3,137   $   4,163    $   (9,985)  $  (2,685)
                                                                  -----   ---------  -----------  ------------  ---------
                                                                  -----   ---------  -----------  ------------  ---------

         The accompanying notes are an integral part of this statement.

                                AUDIOHIGHWAY.COM
                            STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER    NINE MONTHS ENDED
                                                                                 31,              SEPTEMBER 30,
                                                                         --------------------  --------------------
                                                                           1996       1997       1997       1998
                                                                         ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
                                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net loss.............................................................  $  (1,581) $  (3,791) $  (2,624) $  (3,335)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization......................................         14         86         71         74
    Common Stock issued for services...................................        181         66         40          9
    Amortization of debt discounts and conversion features.............         62      1,154        866        953
    Changes in assets and liabilities:
      Accounts receivable..............................................     --             (2)    --            (34)
      Prepaid expenses.................................................         48        (31)       (73)      (132)
      Accounts payable.................................................        154        546        269        156
      Accrued expenses and other current liabilities...................        (68)       163        129        198
                                                                         ---------  ---------  ---------  ---------
        Net cash used in operating activities..........................     (1,190)    (1,809)    (1,322)    (2,111)

Cash flows from investing activities:
  Acquisition of property and equipment................................       (293)      (159)      (135)       (46)

Cash flows from financing activities:
  Proceeds from issuance of Common Stock...............................        983        206        206         18
  Proceeds from issuance of long term debt.............................        884      1,376        978      2,319
  Repayment of long term debt..........................................     --         --         --            (14)
                                                                         ---------  ---------  ---------  ---------
        Net cash provided by financing activities......................      1,867      1,582      1,184      2,323
                                                                         ---------  ---------  ---------  ---------
        Net change in cash and cash equivalents........................        384       (386)      (273)       166
Cash and cash equivalents at beginning of period.......................          7        391        391          5
                                                                         ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.............................  $     391  $       5  $     118  $     171
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Cash paid during the period for:
  Interest.............................................................  $      15  $      23  $       6  $      18
  Income taxes.........................................................     --         --         --         --

        The accompanying notes are an integral part of these statements.

                                AUDIOHIGHWAY.COM

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

    audiohighway.com (the "Company") is a global Internet media company that offers a library of pre-recorded audio content via the World Wide Web (the "Web"). The Company was incorporated in California in 1994 and, prior to October 1997, was in the development stage. The Company conducts its business within one industry segment.

    REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of audio commercials included in its downloaded programming (or "deliveries") and from the sale of banner advertisements, both on short-term contracts. Advertising revenues on both banner advertisements and deliveries are recognized in the period in which the advertisement is delivered, provided that collection of the resulting receivable is probable. Advertisers are charged on a per impression or delivery basis up to a maximum as specified in the contract. Standard rates for advertising generally do not exceed thirty cents per impression or delivery. To date, the duration of the Company's advertising commitments has not exceeded one year and the Company does not guarantee a minimum number of impressions or deliveries. Revenue sharing agreements with advertisers may provide that the Company receive revenues from electronic commerce transactions. These revenues are recognized by the Company upon notification from the advertiser of revenues earned and, to date, have not been significant.

    RESEARCH AND DEVELOPMENT

    Costs incurred for the development and enhancement of new products and services are charged to expense as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

    ADVERTISING COSTS

    Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $2 for 1996 and $367 for 1997. Advertising expense totaled $139 and $163 for the nine months ended September 30, 1997 and 1998.

    CASH AND CASH EQUIVALENTS

    All highly liquid instruments with an original maturity of three months or less are considered cash equivalents.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Substantially all of the Company's cash

                                AUDIOHIGHWAY.COM

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and cash equivalents are held in two financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At December 31, 1997, one customer accounted for all of the accounts receivable balance. At September 30, 1998, four customers accounted for all of the outstanding accounts receivable balance.

    PROPERTY AND EQUIPMENT

    Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. For leasehold improvements, depreciation is computed over the shorter of the lease term or the estimated useful life of the improvements.

    INCOME TAXES

    Income taxes are computed using an asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

    STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    BASIC AND DILUTED NET LOSS PER SHARE

    The Company adopted SFAS No. 128, "Earnings per Share" during the year ended December 31, 1997. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of convertible securities (using the if-

                                AUDIOHIGHWAY.COM

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of cash and cash equivalents, accounts receivable and trade payables approximates carrying value due to the short term nature of such instruments. The fair value of long term obligations including subordinated debt approximates carrying value based on terms available for similar instruments.

    UNAUDITED INTERIM FINANCIAL INFORMATION

    The financial information as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for fair presentation of the financial position at such dates and the results of operations and cash flows for the periods then ended. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of results that may be expected for the entire year.

NOTE 2--BALANCE SHEET COMPONENTS

                                                                                      DECEMBER 31,    SEPTEMBER 30,
                                                                                          1997            1998
                                                                                      -------------  ---------------
Property and equipment:
  Computers and equipment...........................................................    $     453       $     496
  Furniture and fixtures............................................................            8              10
  Leasehold improvements............................................................           22              23
                                                                                            -----           -----
                                                                                              483             529
  Less: accumulated depreciation....................................................         (105)           (179)
                                                                                            -----           -----
                                                                                        $     378       $     350
                                                                                            -----           -----
                                                                                            -----           -----
Accrued expenses and other current liabilities:
  Employee compensation costs.......................................................    $     216       $     240
  Interest..........................................................................          126             211
  Other.............................................................................           15              44
                                                                                            -----           -----
                                                                                        $     357       $     495
                                                                                            -----           -----
                                                                                            -----           -----

                                AUDIOHIGHWAY.COM

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 3--LONG TERM DEBT

    The Company has issued subordinated convertible promissory notes (the "Notes") in the face amount of $2,142 at December 31, 1997 and $2,973 at September 30, 1998. The Notes, which bear interest at 10%, are convertible into Common Stock at rates ranging from $3.00 to $14.39 per share. During 1998, the Company converted $729 of the Notes and accrued interest of $60 into Common Stock. The remaining Notes are all due by March 31, 2000. As of December 31, 1997, officers and directors of the Company purchased $130 of the Notes, of which none remain outstanding at September 30, 1998.

    The Company had a $100 line of credit with a bank that expired on August 14, 1998. As of September 30, 1998, the outstanding balance had been repaid. At December 31, 1997, $99 was outstanding.

    The Company has also issued subordinated notes payable in the principal amount of $119 at December 31, 1997 and $963 at September 30, 1998, to private investors, of which $100 is convertible into Common Stock at $3.84. These notes are subordinated to all other indebtedness; require no payments until maturity; bear interest at 8% to 12% and are due by July 31, 1999.

    Contractual maturities of long term debt are as follows:

Year ending December 31:
  1998..............................................................  $     610
  1999..............................................................      1,082
                                                                      ---------
                                                                      $   1,692
                                                                      ---------
                                                                      ---------

    The Company has issued 248,382 warrants as of December 31, 1997 and 628,643 as of September 30, 1998, to purchase shares of Common Stock in connection with the issuance of the Notes and other long term debt and for guarantees provided by shareholders. The Company calculated the fair value of the warrants at the date of issuance and is amortizing this amount as interest expense over the life of the debt.

    Beneficial conversion features of the Notes amounting to $609,000 are being amortized to the date of the expected conversion.

    The carrying value of long term debt is as follows:

                                                                  DECEMBER 31,   SEPTEMBER 30,
                                                                      1997           1998
                                                                  -------------  -------------
Debt principal..................................................    $   2,360      $   3,936
Unamortized discounts and conversion features...................         (668)        (1,994)
                                                                       ------    -------------
Carrying value..................................................    $   1,692      $   1,942
                                                                       ------    -------------
                                                                       ------    -------------

NOTE 4--STOCKHOLDERS' EQUITY

    STOCK OPTIONS AND WARRANTS

    The 1996 Stock Option Plan (the "Plan") allows for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to purchase shares of the Company's Common Stock.

                                AUDIOHIGHWAY.COM

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 4--STOCKHOLDERS' EQUITY (CONTINUED)
The Plan has authorized 364,869 shares of which 92,781 remain available for granting at December 31, 1997. Under the Plan, incentive stock options may be granted to employees, directors, and officers of the Company and non-qualified stock options and stock purchase rights may be granted to consultants, employees, directors, and officers of the Company. Options granted under the Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant. Options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options granted under the Plan generally vest within 3 to 5 years.

    The Company has also granted options and warrants to purchase Common Stock outside of the Plan to employees, directors and consultants. These instruments generally vest within 3 to 5 years.

    Stock option and warrant activity, excluding warrants issued in connection with the Notes, is summarized as follows:

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                                                      EXERCISE
                                                                           OPTIONS      PRICE
                                                                          ---------  -----------
Balance at January 1, 1996..............................................    185,040   $    1.42
  Granted...............................................................    115,716        5.76
  Exercised.............................................................     --          --
  Cancelled.............................................................     --          --
                                                                          ---------  -----------
Balance at December 31, 1996............................................    300,756        3.07
  Granted...............................................................     78,186       13.16
  Exercised.............................................................    (93,823)       0.12
  Cancelled.............................................................    (13,031)       3.84
                                                                          ---------  -----------
Balance at December 31, 1997............................................    272,088        6.98
  Granted...............................................................     42,090       14.39
  Exercised.............................................................     --          --
  Cancelled.............................................................    (13,031)      14.39
                                                                          ---------  -----------
Balance at September 30, 1998...........................................    301,147   $    7.69
                                                                          ---------  -----------
                                                                          ---------  -----------

                                AUDIOHIGHWAY.COM

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 4--STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about stock options and warrants outstanding as of December 31, 1997:

                                  WEIGHTED    WEIGHTED AVERAGE                 WEIGHTED
                                   AVERAGE        REMAINING                     AVERAGE
     RANGE OF         NUMBER      EXERCISE    CONTRACTUAL TERM     NUMBER      EXERCISE
  EXERCISE PRICE    OUTSTANDING     PRICE          (YEARS)       EXERCISABLE     PRICE
------------------  -----------  -----------  -----------------  -----------  -----------
$  1.92 - $ 5.76       193,902    $    4.45               5         156,372    $    4.22
$ 11.51 - $14.39        78,186    $   13.16               7          11,207    $   11.51
                    -----------                                  -----------
                       272,088                                      167,579
                    -----------                                  -----------
                    -----------                                  -----------

    The following table depicts the pro forma results of operations had compensation expense been determined based on the fair value at the grant dates, as prescribed in SFAS No. 123.

                                                                           YEAR ENDED DECEMBER
                                                                                   31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Net loss
  As reported............................................................  $  (1,581) $  (3,791)
  Pro forma..............................................................     (1,631)    (3,876)

Basic and diluted net loss per share
  As reported............................................................  $   (2.10) $   (4.11)
  Pro forma..............................................................      (2.17)     (4.20)

    Prior to the Company's initial public offering, the fair value of each option grant has been determined on the date of grant using the minimum value method. The weighted average fair value of options and warrants granted to employees during 1996 and 1997 was $0.36 and $0.75. The following weighted average assumptions were used to perform the calculations: expected life of 4 years; interest rate 6%, and no dividend yield. The pro forma disclosures may not be representative of pro forma effects on reported financial results for future years as the above information does not include the effects of grants made prior to 1995.

                                AUDIOHIGHWAY.COM

                           DECEMBER 31, 1996 AND 1997

      (INFORMATION RELATING TO SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 5--INCOME TAXES

    No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1997. The following table sets forth the primary components of deferred tax assets at December 31, 1997:

Net operating loss and credit carryforwards........................  $   2,380
Nondeductible allowances and expenses..............................         18
                                                                     ---------
Gross deferred tax assets..........................................      2,398
Valuation allowance................................................     (2,398)
                                                                     ---------
                                                                     $  --
                                                                     ---------
                                                                     ---------

    At December 31, 1997, the Company fully provided against its deferred tax assets. The Company believes sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance is required. At December 31, 1997, the Company had approximately $6,250 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income; such carryforwards will expire beginning in 2009. Additionally, the Company has approximately $3,125 of California net operating loss carryforwards for tax reporting purposes which will expire beginning in 1999.

    Federal and state tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event on an "ownership change" as defined in Section 382 of the Internal Revenue Code. The Company has not yet determined whether an ownership change has occurred.

NOTE 6--COMMITMENTS AND CONTINGENCIES

    ROYALTY AGREEMENT

    The Company has entered into an agreement whereby a vendor is to receive a royalty up to a maximum of 8% of the revenue generated by deliveries made directly to the Company's ListenUp Players. As of September 30, 1998, no such royalties have been accrued.

    OPERATING LEASES

    The Company leases its operating facilities under operating leases that expire in 1999. Future minimum lease payments are $319 in 1998 and $310 in 1999. Rent expense under operating leases totaled $101 in 1996 and $100 in 1997. Rent expense was $76 and $234 for the nine months ended September 30, 1997 and 1998.

NOTE 7--SUBSEQUENT EVENTS

    The Company's Board of Directors has approved an initial public offering of the Company's Common Stock. In connection with this offering, the Board of Directors and the shareholders approved a 1 for 3.837 reverse split of the Common Stock that was effected on December 11, 1998. All references to the number of shares of Common Stock, weighted average common shares, and per share amounts in the accompanying financial statements and notes reflect this reverse split.

    Artwork for Inside Back Cover: Photograph of the Company's ListenUp Player resting in the palm of a hand with the phrase "Portable Audio Via The Internet" superimposed on the photograph.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAVE BEEN NO CHANGES IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
Prospectus Summary............................          3
Risk Factors..................................          7
Dividend Policy...............................         16
Use of Proceeds...............................         16
Capitalization................................         17
Dilution......................................         18
Selected Financial Data.......................         19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................         20
Business......................................         25
Management....................................         38
Principal Shareholders........................         43
Description of Securities.....................         44
Shares Eligible for Future Sale...............         48
Underwriting..................................         50
Legal Matters.................................         52
Experts.......................................         52
Additional Information........................         52
Financial Statements..........................        F-1

                            ------------------------

    UNTIL JANUARY 11, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,200,000 UNITS

                            [AUDIOHIGHWAY.COM LOGO]

                            EACH UNIT CONSISTING OF
                           ONE SHARE OF COMMON STOCK
                                      AND
                       ONE COMMON STOCK PURCHASE WARRANT

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               PAULSON INVESTMENT
                                 COMPANY, INC.

                               DECEMBER 17, 1998

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